As filed with the Securities and Exchange Commission on August 18, 1999 Registration No. 333-71089


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                 AMENDMENT NO. 4
                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                           RAMPART CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)

             Texas                                         6159                                    76-0427502
(State  or other  jurisdiction                      (Primary Standard                         (I.R.S. Employer
  of                                                  Industrial                                Identification
incorporation or organization)                   Classification    Code                            Number)
                                                       Number)

                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610

               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices and principal place of business)

                                 J. H. Carpenter
                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                  ------------
                                   Copies To:

              Maurice J. Bates, Esq.                 Norman R. Miller, Esq.
              Maurice J. Bates, L. L. C.             Wolin, Ridley & Miller LLP
              8214 Westchester, Suite 500            3100 Bank One Center
              Dallas, Texas  75225                   1717 Main Street
              (214) 692-3566                         Dallas, Texas  75201-4681
                                                     (214) 939-4906



Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

Title of Each Class of              Amount to be     Proposed Maximum           Proposed Maximum                Amount of
Securities to be Registered         Registered    Offering Price Per Share     Aggregate Offering Price        Registration Fee
                                        (1)                  (1)                          (1)
------------------------------------------------------------------------------------------------------------

Units                                575,000                 $20.00                     $11,500,000               $3,450
------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 (2)                    1,150,000              (2)                             (2)                      (2)
------------------------------------------------------------------------------------------------------------
Redeemable Common Stock
Purchase Warrants (2)               575,000               (2)                             (2)                      (2)
------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 (3)                    575,000                $11.50                       $6,612,500               $1983.75
------------------------------------------------------------------------------------------------------------
Underwriter's Warrants (4)         100,000                $0.01                           $100.00                  $1.00
------------------------------------------------------------------------------------------------------------
Units Underlying the
Underwriter's Warrants            100,000                $16.50                        $1,650,000                   $495
------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 (5)                   100,000                     (5)                             (5)                   (5)
------------------------------------------------------------------------------------------------------------
Redeemable Common Stock
Purchase Warrants                100,000                     (5)                             (5)                    (5)
------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01  (6)                    100,000                  $16.50                       $1,650,000                $495
------------------------------------------------------------------------------------------------------------

Total                                                                                    $21,412,600            $6,424.75


(1)       Estimated solely for the purpose of calculating the registration fee.
(2)       Included in the units.  No additional registration fee is required.
(3) Issuable upon the exercise of the redeemable common stock purchase warrants. Pursuant to Rule 416 there are also registered an indeterminate number of shares of common stock, which may be issued pursuant to the anti-dilution provisions applicable to the redeemable common stock purchase warrants, the underwriters' warrants and the redeemable common stock purchase warrants issuable under the underwriters' warrants.
(4) Underwriters' warrants to purchase up to 100,000 units, consisting of an aggregate of 100,000 shares of common stock and 100,000 redeemable common stock purchase warrants.
(5) Included in the units underlying the underwriters' warrants. No additional registration fees are required.
(6) Issuable upon exercise of redeemable common stock purchase warrants underlying the underwriters' units.


   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  500,000 Units



This is an initial public offering of 500,000 units. Each unit consists of two shares of common stock, and one redeemable common stock purchase warrant. We expect the initial public offering price to be between $18 and $22 per unit. Currently, there is no public market for our common stock, warrants or units. This is a firm commitment underwriting. The underwriters have an option to purchase an additional 75,000 units to cover over-allotments. This is an initial public offering of 500,000 units. Each unit consists of two shares of common stock, and one redeemable common stock purchase warrant.





Rampart Capital Corporation
700 Louisiana Street, Suite 2510
Houston, Texas 77002



                                                   The Offering:

                             Per Unit                 Total

Public Offering Price           $                  $

Underwriting discounts          $                  $

Proceeds to Rampart             $                  $


-----------------------


This investment involves a high degree of risk. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





                            REDSTONE SECURITIES, INC.

                              Prospectus dated 1999

                                TABLE OF CONTENTS

                                                                                                                  Page

Prospectus Summary..........................................................................................        3
Selected Consolidated Financial Information.................................................................        5
Risk Factors................................................................................................        6

     Changing Economic Conditions Could Cause a Decline in the Value of Our Collateral and Paying Loans...........  6
Our Industry is Changing and Becoming More Competitive, Resulting in Higher Prices For Our Asset Pools and
   Possibly Lower Revenues and Profits............................................................................  6
If The NOLs Acquired in the MCorp Acquisition Are Unavailable, We Would Be Required to Pay Taxes On Any
   Profits We Realize, Resulting in Lower Net Profits.............................................................  6
The Loss of the Services of One or More of Our Executive Officers Could Adversely Affect Our Business.........      7
Our Period to Period Results of Operations Will Vary Because Our Revenues Are Based On Actual Cash
   Collections in Each Accounting Period....................................................................        7
We Need to Continue to Acquire Asset Pools to Grow.  Presently, We Have No Acquisitions Pending. There is
   No Assurance We Will Find More Asset Pools...................................................................    7
If We Need Additional Capital, We May Be Limited To Using Debt Financing To Protect Our NOLs  Because the
   Tax Laws Relating to NOLs Restrict a Change in Equity Ownership .........................................        7
Two of Our Executive Officers and Directors Own 69.2% of Our Voting Stock and Will Be Able to Exert

   Significant Influence Over Matters Requiring Stockholder Approval.............................................  8
Our American Stock Exchange Listing Has Not Been Approved and Even If It Is Approved, We Cannot Assure An

   Active Trading Market.......................................................................................... 8
We Can Grant Stock  Options. If We Do, It May Hinder Future Equity Financing                 ............    ......8
The Underwriters' Warrants May Hinder Future Equity Financing and Exercise Could Cause Dilution to
   Shareholders.................................................................................. ......           8
The Warrants are Subject to Redemption at $.05 per Warrant..................................................       8
The Company Must Maintain a Current Registration Statement for the Warrant Holders to Exercise
   Their Warrants.............................................................................................     9
If We Acquire Real Estate Having Environmental Problems We Could Be Required to Expend Substantial Sums
   For Remedial Costs.....................................................................................      .  9
Use of Proceeds....................................................................................               10
Dividend Policy....................................................................................... ..         11
Dilution.................................................................................................         11
Capitalization.......................................................................................... ..       12

Management's Discussion and Analysis of Financial Condition and Results Of

   Operations................................................................................................     13
Business..................................................................................................        18
Additional Information.........................................................................................   25
Management..............................................................................................          27
Certain Relationships and Related Transactions..............................................................      31
Principal shareholders...................................................................................         32
Certain Federal Income Tax Matters........................................................................        33
Description of Securities...........................................................................              36
Shares Eligible For Future Sale...................................................................... .           38
Plan of Distribution.......................................................................................     . 39
Legal Matters.................................................................................... .. ...   ...... 42
Experts.........................................................................................                  42
Index to Consolidated Financial Statements.......................................................... ..          F-1


                               PROSPECTUS SUMMARY

Unless otherwise indicated, the information herein has been adjusted to reflect a 3,000 to 1 stock split in December 1998, and assumes the underwriters' over-allotment option and the underwriters' warrants are not exercised.



Profile of Rampart's Business Activities

Rampart Capital Corporation is a specialty financial services company that acquires undervalued financial assets, primarily in the form of commercial debt portfolios and real estate;manages and services its asset portfolios; collects the debt and sells real estate and other assets for profit; and provides short-term funding for real estate projects.

We purchase: non-performing asset pools, consisting primarily of commercial loans and other commercial obligations at substantial discounts from their legal balances by competitive bids and negotiated purchases; and real estate and other assets in distressed situations at substantial discounts below market values.

Our Offices

Loss Carryforwards
Potential Availability of Tax Loss Carryforwards

Rampart is a Texas Corporation whose principal executive offices are located at 700 Louisiana, Suite 2510, Houston, Texas 77002; telephone number (713) 223-4610; facsimile: (713) 223-4814. The electronic mail address is mail@rampartcapital.com.

                                                    The Offering


Securities offered .........................     500,000  units each unit  consists  of two  shares of common  stock and one warrant to purchase an  additional  share of common  stock.
                                                 The  shares   and  the   warrants   included   in  the  units  will
                                                 automatically  separate  30 days from the date of this  prospectus, after which the common  stock and  warrants in the units will trade separately.

Warrants....................................     The warrants  included in the units will be exercisable  commencing
                                                 30 days  after the  offering.  The  exercise  price of a warrant is
                                                 $____  (112% of the  offering  price of the  shares in the  units).
                                                 The  Company  may  reduce the  exercise  price for 20 days but must give 15 days  notice to warrant  holders,  which may be in the form of a press  release.  The  warrants  expire 18 months from the date of this  prospectus  but the  Company  has the option to extend the exercise  period up to an  additional  18 months.  The  Company may redeem  some  or all of  the  outstanding  warrants  for  $.05  per warrant  at  any  time  on 30  days  prior  written  notice  if the closing  price of the common stock on the American  Stock  Exchange is at least  $____  (150% of the per share  offering  price) for 10 consecutive trading days.


Common stock to be outstanding
  after the offering........................     3,250,000 shares (1)

Warrants to be outstanding after the offering      500,000 warrants (2)



Use of Proceeds.............................     Purchase of discounted asset portfolios,  temporarily  reduce debt, working capital and other general corporate purposes


American Stock Exchange symbols.............     Common stock "RAC"
    ........................................     Warrants              "RAC.WS"
    ........................................     Units                 "RAC.U"

-----------------

(1)   Does not include:


Up to 500,000 shares issuable upon exercise of the warrants;

Up to 225,000 shares issuable upon exercise of the underwriters' over-allotment option and the warrants included therein;

150,000 shares issuable upon exercise of the underwriters' warrants and the shares underlying such warrants; and

375,000 shares reserved for issuance under the 1998 Stock Compensation Plan.

(2) Does not include up to 50,000 warrants subject to the underwriters' warrants.

                   Selected Consolidated Financial Information


The following selected financial data has been derived from our audited balance sheets and income statements for the fiscal years ended December 31, 1997 and 1998, and our unaudited balance sheets and income statements for the six months ended June 30, 1998 and 1999. This selected financial data should be read in conjunction with the consolidated financial statements of Rampart and related footnotes included at the end of this prospectus.

                                                     Years Ended December 31,          Six Months Ended June 30,

                                                   ------------------------------    ------------------------------
                                                       1997            1998              1998           1999
                                                   -------------- ---------------    ------------- ----------------


Operating Data:                                                                               (Unaudited)
Revenues                                              $1,801,239      $4,602,083       $3,036,537       $1,594,833
Operating expenses                                     2,186,720       2,043,037          994,026        1,524,446
                                                       ---------       ---------     ---  -------        ---------
Earnings (loss) before income tax                       (385,481)      2,559,046        2,042,511           70,387
Income tax benefit (expense)                             325,020        (484,591)        (370,412)          44,035
                                                   ---   -------  --    ---------    --  --------- -----    ------
Net income (loss)                                        (60,461)      2,074,455        1,672,099          114,422
Basic net income (loss) per common share            $      (0.03)      $     .92        $     .74         $    .05


Weighted average common shares outstanding             2,250,000       2,250,000        2,250,000        2,250,000



                                                   As of December 31,                      As of June 30,

                                              ------------------------------ -------------------------------------------
                                                                                                            Adjusted
                                                   1997           1998           1998          1999         1999 (1)
                                              ------------------------------ -------------------------------------------
                                                                                            (Unaudited)
  Balance Sheet:


  Working capital (2)                                -             -                                           -
  Current assets (2)                                 -             -                                           -
  Current liabilities (2)                            -             -                                           -
  Total assets                                    $ 6,245,871   $ 7,011,708    $ 6,274,477    $ 9,574,595  $ 12,629,967
  Total liabilities                                 5,791,542     4,482,924      4,148,049      6,961,389     1,261,761
  Shareholders' equity                                454,329     2,528,784      2,126,428      2,643,206    11,368,206
  Weighted average common shares outstanding        2,250,000     2,250,000      2,250,000      2,250,000     3,250,000
  Book value per share                             $     0.20    $     1.12      $     .94     $     1.17  $     3.50

-------


(1) Adjusted to reflect the sale of 500,000 units offered by this prospectus at an assumed offering price of $20.00 per unit and application of the net proceeds of $8,725,000.


 (2) In our industry, short-term obligations are met by cash flow generated from assets of indeterminable term. Consequently, consistent with industry practice, our consolidated balance sheet is presented on an unclassified basis.

                                  RISK FACTORS


  Investing in our units involves a high degree of risk. Prospective investors should consider the following factors in addition to other information set forth in the prospectus before purchasing the common stock.


Changing economic conditions could cause a decline in the value of our collateral and paying loans

Our lines of business are particularly subject to periods of economic slowdown or recession, rising interest rates, and declining demand for real estate.

Although these conditions may increase the number of non-performing debt and undervalued real estate portfolios available for acquisition at discounted prices, such conditions could reduce marketability of our paying loans and real estate, thereby increasing the time required to liquidate our assets; reduce the value or demand for collateral securing paying loans, thereby increasing the risk of paying loans becoming non-paying, and increase the cost of capital invested; and reduce the return on assets by lengthening the time that capital is invested.

Our industry is changing and becoming more competitive, resulting in higher prices for our asset pools and possibly lower revenues and profits

This industry developed approximately ten years ago. Initially, very little was known about the profit potential of this industry, and there were few competitors. As the industry has matured, participants have become increasingly knowledgeable and more sophisticated in evaluating and pricing assets. As a result, the competition for asset portfolios has increased, resulting in higher prices and lower resulting gross yields; the number of portfolios available for purchase has declined since 1995; the majority of the sellers in today's market are not governmental entities, therefore, more negotiated transactions and fewer bid situations are available.

Because of state and federal regulations, commercial banks, thrifts and insurance companies are required to allocate more regulatory capital to non-performing assets. Consequently, it is often preferable from a regulatory capital perspective for these entities to sell assets at substantial discounts from legal balances. In the aggregate, these entities are among the most active sellers of assets. If regulations were changed in the future to decrease the regulatory capital required to be allocated to non-performing assets, these entities would have less incentive to dispose of assets. To the extent these entities retain non-performing assets rather than selling them, there would be a decreased supply of assets available for purchase by Rampart and its competitors. Any significant decrease in the supply of non-performing assets available for purchase would likely result in significant decreases in revenues in the discounted asset acquisition industry. We cannot assure that regulatory changes will not be adopted.

If the NOLs acquired in the MCorp acquisition are unavailable, we would be required to pay taxes on any profits we realize, resulting in lower net profits.

In the MCorp Acquisition, we acquired entities having potentially utilizable NOLs in the amount of approximately $55.8 million. There is little or no legal authority governing many of the tax aspects of the MCorp Acquisition since many determinations involving the use of the NOLs after such acquisitions are questions of fact. We have not obtained a private letter ruling from the Internal Revenue Service or an opinion of counsel regarding the availability of the NOLs. Therefore, we cannot assure that the IRS will not successfully challenge the availability of some or all of the NOLs. The utilization of certain of the NOLs could also potentially be limited or unavailable in the future in the event of the occurrence of a second ownership change as defined in the Tax Code. (Certain of our NOLs are currently limited due to a previous ownership change concerning the acquisition of certain of the subsidiaries of Rampart.) In order to insure that a second change of ownership does not occur, our existing shareholders have agreed to certain restrictions on the transfer of their shares so as to avoid an ownership change and the application of Section 382 of the Tax Code which defines such changes.

If we are able to utilize the NOLs, they must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs or that the IRS will not deny use of all or part of the NOLs. However, most of our income is now generated through the acquired corporations, and all of our acquisitions and asset purchases since July 1997 have been made through these subsidiaries.

The loss of the services of one or more of our executive officers could adversely affect our business

Rampart is dependent on the efforts of its senior management, particularly Charles W. Janke (Chairman of the Board and Chief Executive Officer), J. H. Carpenter (President and Chief Operating Officer), Charles F. Presley (Vice President, Treasurer and Chief Financial Officer) and Eileen Fashoro, (Vice President and Assistant Secretary). If one or more of these individuals become unable or unwilling to continue in his/her present role, our business operations or prospects could be adversely impacted. We cannot assure that any of the foregoing individuals will continue to serve in his or her current capacity or for what time period this service might continue. We do not have employment agreements with any of our executive officers.

Our period to period results of operations will vary because our revenues are based on actual cash collections in each accounting period

Our method of revenue recognition for purchased asset pools is based upon actual cash collections received. Such collections have historically varied and will likely continue to vary significantly from period to period. Consequently, period to period reported revenue has historically varied and will likely continue to vary. These variations may cause significant fluctuations in earnings reported from period to period and, therefore, significant fluctuations in the trading price of Rampart's shares.

We need to continue to acquire asset pools to grow. Presently we have no acquisitions pending and cannot assure we will be able to find more asset pools suitable for purchase.

We plan to grow through acquisitions of debt portfolios, real estate, and other assets. Currently we do not have any negotiations for acquisitions pending. Further, we cannot assure or represent that we will be successful in consummating any acquisitions on beneficial terms.

If we need additional capital, we may be limited to using debt financing to protect our NOLs because the tax laws relating to NOLs restrict a change in equity ownership


A substantial portion of the proceeds of this offering will be utilized for acquisitions of debt portfolios, real estate, and other assets. Therefore, we may require additional capital to expand our operations. We may be limited in the use of equity financing due to the restrictions on ownership changes occasioned by Section 382 of the Tax Code. These limitations may require additional debt financing. There can be no assurance that any such debt financing will be available on favorable terms.

Execution of our business strategy depends to a significant degree on our ability to obtain additional financing. Factors which could adversely affect access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of our business, results of operations, leverage, financial condition and business prospects.

Most of our indebtedness bears interest at floating rates which change when certain short term benchmarks increase. If these benchmark rates increase beyond what we had originally projected, our profitability will be adversely affected. Additionally, if interest rates increase significantly, we may be unable to meet these obligations. Even if we are able to service our asset acquisition debt, significant increases in interest rates will depress margins on the resolution of such asset portfolios, thereby decreasing overall earnings which may prevent meeting debt obligations we have incurred or may incur in the future. Although we may be able to negotiate ceilings on interest rates or otherwise hedge against such risk, we cannot assure that we will be able to do so, or that we will be able to so hedge against this risk at a reasonable cost.

Two of our executive officers and directors own 69.2% of our voting stock and will be able to exert significant influence over matters requiring stockholder approval


Upon completion of this offering, Charles W. Janke and J. H. Carpenter, officers and directors, will own approximately 69.2% of the outstanding shares. Although there are no agreements or arrangements between such persons with respect to voting their shares, if they act together, they will be able to control the vote on any election of directors and to substantially impact the vote on other matters submitted to shareholders and thereby exert considerable influence over the affairs of Rampart.


Our American Stock Exchange listing has not been approved and even if it is approved, we cannot assure an active trading market


Prior to this offering, there was no public market for our common stock. We have applied for listing of the units on the American Stock Exchange. We cannot assure that our listing application will be approved. Such listing, if approved, does not imply that there will be a meaningful, sustained market for the units. We cannot assure that an active trading market for the units will develop or continue.


We can grant stock options. If we do, it may hinder raising equity in the future.

We have reserved 375,000 shares of common stock for issuance to key employees, officers, directors, and consultants under The 1998 Stock Compensation Plan. To date no options have been granted under the 1998 Stock Compensation Plan. The existence of these options may prove to be a hindrance to future equity financing.

The underwriters' warrants may hinder future equity financing and their exercise could cause dilution to shareholders

The holders of the underwriters' warrants have four years starting one year from the effective date of this offering to profit from a rise in the market price of the shares causing dilution in the interests of the other shareholders. Further, the terms on which we might obtain additional financing during that period may be adversely affected by the existence of the underwriters' warrants. The holders of the underwriters' warrants may exercise their warrants at a time when we might be able to obtain additional capital through a new offering of shares on terms more favorable than those provided herein. We have agreed that, under certain circumstances, we will register under federal and state securities laws the shares to be issued thereunder. Exercise of these registration rights could involve expense at a time when we could not afford the expenditures and may adversely affect the terms upon which we may obtain financing.

Your warrants can be redeemed on short notice at $.05 per warrant


At any time after the warrants and the common stock are separately tradable, we can redeem your warrants for $.05 per warrant, provided the closing sale price of our common stock on the American Stock Exchange has been at least $____ (150% of the offering price per unit) for ten consecutive trading days immediately preceding the notice of redemption. If we give notice of redemption, a holder would be forced to exercise the warrants and pay the exercise price at a time when it may be disadvantageous or difficult for him to do so, to sell the warrants at the current market price, or to accept the redemption price.


You will be unable to exercise your warrants unless the Company maintains an effective registration statement


The Company must maintain a current registration statement with the Commission relating to the shares of common stock issuable upon exercise of the warrants in order for the warrant holders to exercise their warrants. The Company will use its best efforts to maintain such a registration statement. If the Company is unable to maintain a current registration statement the warrant holders would be unable to exercise the warrants and the warrants may become valueless. In addition, under applicable state securities laws, the stock underlying the warrants must be registered for sale or exempt from registration in any jurisdiction in which a warrant holder resides. The Company has applied for listing of the warrants and the underlying common stock on the American Stock Exchange which provides an exemption from registration in most states.

If we acquire real estate having environmental problems, we could be required to expend substantial sums for remedial costs

Some of the real estate acquired through foreclosure or direct purchase and real estate collateralized loans may have the risk of environmental problems. If they exist, these problems consist primarily of underground storage tanks and asbestos.

                                 USE OF PROCEEDS


We expect to net approximately $8,725,000 from the proceeds of this offering ($10,063,750 if the over-allotment option is exercised in full). This assumes an initial public offering price of $20.00 per unit after deducting the underwriters' discount and $400,000 of expenses relating to the offering. We intend to use the net proceeds as follows:





                                                                                    Amount              %
                                                                           --------------------    ------------

       Acquisitions of undervalued real estate and discounted loans (1)            $ 2,500,000         28.7
       Temporarily reduce debt (2)                                                   5,700,000         65.3
       Working capital                                                                 525,000          6.0

                                                                           --------------------    ------------

                                                                                   $ 8,725,000        100.0

                                                                           --------------------    ------------
     ---------------


(1) (1) We intend to use as much as $ 2,500,000 for future acquisitions of asset pools of non-performing loans and undervalued real estate consistent with our business strategy. Currently, we do not have any negotiations for acquisitions pending.

(2) Our total debt increased by $2,960,000 for the purchase of the Newport assets. We plan to pay down our revolving credit facility until we have use for the funds. The credit facility incurs interest at prime rate plus one percent. Additionally, we will pay off the $1,400,000 debt to the Janke Family Partnership, Ltd. incurred for the purchase of the Newport assets. This debt has a fixed interest rate of 10%.


     Pending  application  of the net proceeds of this  offering,  we may invest such net proceeds in interest-bearing accounts, United States Government obligations, certificates of deposit or short-term interest-bearing securities.



Graph has been omitted

                                 DIVIDEND POLICY

We have never paid cash or other dividends on the common stock and do not anticipate that we will pay cash dividends in the foreseeable future. The board of directors plans to retain earnings for the development and expansion of business. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and any other factors that the board of directors may deem relevant.

                                    DILUTION


As of June 30, 1999, our net tangible book value was $2,643,206 or $1.17 per share based on 2,250,000 shares outstanding. The net tangible book value is the aggregate amount of our tangible assets, less our total liabilities. The net tangible book value per share represents the total tangible assets, less total liabilities, divided by the number of shares outstanding. After giving effect to

(i) the sale of 1,000,000 shares at an assumed offering price of $10.00 per share, and (ii) the application of the estimated net proceeds, the pro forma net tangible book value would increase to $11,368,206, or $3.50 per share. This represents an immediate increase in net tangible book value of $2.33 per share to current shareholders and an immediate dilution of $6.50 per share to new investors or 65.0% as illustrated in the following table:




                Public offering price per share                                                      $10.00
                  Net tangible book value per share before this offering            $1.17
                  Increase per share attributable to new investors                   2.33
                                                                              ------------
                Adjusted net tangible book value per share after this                                  3.50
                offering
                                                                                              --------------
                Dilution per share to new investors                                                  $ 6.50
                                                                                              --------------
                Percentage dilution                                                                   65.0%









The following table sets forth as of June 30, 1999, the number of shares purchased as a result of the offering, the total consideration paid, and the average price per share paid by the current shareholders (before deducting underwriting discounts and other estimated expenses) at an assumed offering price of $10 per share.



                                  Shares Purchased                   Total Consideration            Average Price
                           --------------------------------    --------------------------------    -----------------
                           --------------- ----- ----------    -- ----------------- -----------    -----------------
                               Number            Percent          Amount            Percent           Per Share
                           ---------------                     --                   -----------
                           ---------------       ----------    ----------------     -----------    ----------- ----

Current Shareholders            2,250,000            69.2%          $  22,500           0%            $0.00

New investors                   1,000,000   (1)      30.8%         10,000,000           100.0%         $10.00  (3)
                                ---------            -----         -----------          ------         ----
          Total                 3,250,000   (2)     100.0%         $10,022,500          100.0%
                                =========           ======         ===========          ======


     --------

(1) Upon exercise of the over-allotment option, the number of shares held by new investors would increase to 1,150,000 or 33.8% of the total number of shares to be outstanding after the offering and the total consideration paid by new investors will increase to $11,500,000.



(2) Does not include 1,250,000 shares issuable upon the exercise of (i) the warrants, (ii) the underwriters' over-allotment option and the warrants included, (iii) the underwriters' warrants, or (iv) employee stock options. To the extent that these options and warrants are exercised, there will be further share dilution to new investors.

(3) Assumes no part of the unit purchase price attributed to the warrants.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 1999: on an actual basis; and on a pro forma as adjusted basis to give effect to the sale of 500,000 units at an assumed initial public offering price of $20 per unit and the application of the estimated net proceeds of $8,725,000, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

                                                                           June 30, 1999

                                                                -------------------------------------
                                                                ----------------- -- -----------------
                                                                    (Actual)          (As Adjusted)
                                                                -----------------    -----------------
                                                                             (Unaudited)

             Liabilities:

             Notes payable (1)                                        $6,349,000             $649,372

                                                                -----------------    -----------------

             Shareholders' equity

             Preferred  Stock,  $.01  par  value,   10,000,000                 0                    0
             shares  authorized;  no shares  issued  actual or
             adjusted (2)
             Common Stock, $.01 par value                               $ 22,500             $ 32,500
               10,000,000  shares   authorized,   2,250,000
               shares  issued  and outstanding, 3,250,000
               as adjusted (3)
             Additional paid in capital                                        0            8,715,000
             Retained earnings                                         2,620,706            2,620,706


                                                                -----------------    -----------------
                                                                -----------------    -----------------

             Total shareholders' equity                               $2,643,206          $11,368,206

                                                                -----------------    -----------------
                                                                -----------------    -----------------

             Total capitalization                                     $8,992,206          $12,017,578

                                                                -----------------    -----------------
-----------

(1) Consistent with industry practice, the balance sheet is presented on an unclassified basis. Accordingly, total capitalization as presented here captures notes payable in their entirety.

(2) The  preferred  stock was  authorized  by the board of directors in December
1998.


(3)  Does not include  1,250,000  shares  issuable  upon the exercise of (i) the
     warrants,   (ii)  the  underwriters'   over-allotment   option,  (iii)  the
     underwriters' warrants, or (iv) employee stock options.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


You should note that this prospectus contains certain "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. You are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this prospectus. The accompanying information contained in this prospectus identifies important factors that could cause such differences. You should read Rampart's Consolidated Financial Statements, related notes and other financial information included in this prospectus in conjunction with the following discussion of our operations.



                              Results of Operations


For the six-month periods ended in June 1999 and 1998, earnings before tax decreased $1,972,124 ($2,042,511 in 1998 to $70,387 in 1999) because 1998 included the sale of a single real estate holding, resulting in a net gain of $1,125,000, and a down payment of $300,000 on a 1998 settlement, while 1999 included net losses of approximately $120,000 on Newport operating properties.

Over the period from December 31, 1997 to December 31, 1998, we have increased net revenues by 155% to $4.6 million from $1.8 million. As a percentage of revenues, costs and expenses decreased 77.0% (from 121.4% to 44.4%) for the same period. A comparative summary of the earnings statements is shown below.

        Operating Data:                          Year Ended December 31,         Six Months Ended June 30,

                                               -----------------------------    -----------------------------
                                                   1997            1998             1998             1999

                                               -------------    ------------    --------------    -----------
                                                                                        (Unaudited)


        Revenues                                $ 1,801,239      $4,602,083       $ 3,036,537     $1,594,833
        Cost of real estate and other costs         -                -                -              239,783
        General and administrative expense        1,544,120       1,548,895           728,281      1,017,047
        Interest expense                            642,600         494,142           265,745        267,616

                                               -------------    ------------    --------------    -----------

        Earnings (loss) before income tax          (385,481)      2,559,046         2,042,511         70,387
        Income tax benefit (expense)                325,020        (484,591)         (370,412)        44,035

                                               -------------    ------------    --------------    -----------

        Net income (loss)                         $ (60,461)    $ 2,074,455       $ 1,672,099      $ 114,422

                                               -------------    ------------
                                                                                --------------    -----------

        Basic net income (loss) per common          $ (0.03)          $ .92            $ 0.74         $ 0.05

        share
                                                                                --------------    -----------
                                               -------------    ------------    --------------    -----------

        Diluted net income (loss) per common        $ (0.03)          $ .92            $ 0.74         $ 0.05

        share
                                               -------------    ------------    --------------    -----------
        Weighted average common shares            2,250,000       2,250,000         2,250,000      2,250,000
        outstanding
                                               -------------    ------------    --------------    -----------


    The following table presents certain financial data, as a percentage of net revenues, for the periods indicated:


                                                           Year Ended           Six Months Ended June 30,

                                                         December 31,
                                              -----------------------------    ----------------------------
                                                  1997            1998            1998            1999

                                              -------------    ------------    -----------     ------------
                                              -------------
                                                                                       (Unaudited)

        Revenues                                    100.0%          100.0%         100.0%           100.0%
        Cost of real estate                       -                -              -                 15.0
        General and administrative expense          85.7            33.7           24.0             63.8
        Interest expense                            35.7            10.7            8.8             16.8

                                              -------------    ------------    -----------     ------------

        Earnings (loss) before income tax         (21.4)            55.6           67.2              4.4
        Income tax benefit (expense)                18.0          (10.5)          (12.2)             2.9

                                              -------------                                    ------------
                                                               ------------    -----------

        Net income (loss)                          (3.4)            45.1           55.0              7.3

                                              -------------    ------------    -----------     ------------


       Comparison of the Six Months Ended June 30, 1998 and June 30, 1999


Revenues for the first six months of 1999 declined $1.4 million as compared to the period ending in 1998. The overall $1.4 million revenue decline is composed of a $2.1 million decline in collection segment revenue which is offset by an increase of $235,000 in the commercial real estate segment and an increase of $354,000 in the investment real estate segment. Collection segment revenues, which are comprised principally of the net gains on collections on asset pools, declined $2.1 million primarily because of the 1998 sale of a large foreclosed real estate asset from the purchased asset pools (which generated a $1,125,000 gain) and a $300,000 downpayment on a 1998 settlement. The increase in commercial real estate revenues was primarily due to $142,000 of revenue in 1999 from operating properties included in the Newport assets acquired in 1999, and because of the late 1998 reclassification of the San Antonio shopping center from purchased asset pools resulting in a $78,000 increase commercial rental revenues over 1998. Sales of investment real estate of approximately $360,000 accounts for the $354,000 change in segmental revenues for investment real estate.

General and administrative expense ($1,017,047 in 1999 as compared to $728,281 in 1998) increased by $288,746. This increase is predominantly due to the $260,307 in direct operating costs associated with the operating assets acquired in the acquisition of the Newport assets. The disparity between the revenues and operating expenses for the Newport assets is due to the facilities being closed for over two months during the second quarter for rehabilitation. Although some costs were reduced, the golf course still required ongoing maintenance during the rehabilitation period.

Interest expense decreased $1,871 (from $265,745 in 1998 to $267,616 in 1999). The changes in interest expense by segment are explained by the financing necessary to fund the cost of assets in the respective segments and the change in the relative proportion of segmental assets.

In 1998 our earnings were produced primarily in subsidiaries that could not use the NOLs acquired in the MCorp acquisition to offset earnings. This resulted in an increase in deferred income tax expense of $200,000. In 1999 our earnings were in subsidiaries that could use the acquired NOLs. Thus, we experienced a deferred tax benefit of $47,035.


With the exception of the commercial real estate segment, the decline in earnings before income taxes (from $1,672,099 in 1998 to $114,422 in 1999) is due to the same causes as discussed in the decline in revenues. Commercial real estate earnings declined $199,197 (1998 profit of $85,384 compared to a 1999 loss of $113,812) because of losses in the operating entities acquired in the purchase of the Newport assets. These operations were shut down for rehabilitation for two months in the second quarter. These entities were managed for many years by the bankruptcy trustee and were not actively marketed nor properly maintained. We have hired a professional management company to operate the acquired entities and are in the process of refurbishing facilities, updating equipment, and establishing a marketing program




Comparison of the Years Ended December 31, 1997 and December 31, 1998

In late 1996 the opportunities to purchase loan portfolios at advantageous prices declined due to reductions in loan offerings and increased competition. Prior to 1997, in order to accelerate collections on our purchased asset pools, we offered substantial discounts for quick cash settlements. The cash flow from accelerated settlements was used to acquire additional asset pools and pay down debt. During 1997, we changed our corporate strategy of giving substantial discounts for the accelerated resolution of debt obligations and the sale of foreclosed real estate. We decided to maximize collections, even if the recovery period was extended. This strategic change was in response to the rising costs of acquiring new asset pools. We believed that the additional costs to maximize collections on existing assets would provide a higher yield than the potential yield to be realized by purchasing higher cost portfolios. We also believed that the strategy of maximizing collections was necessary to maintain viable yields on new assets purchased.

When we acquire an asset pool, we allocate the total price we pay for it to the individual loans and real estate assets that make up the pool based on our initial estimate of fair value of each asset. Some of the assets may initially be estimated as having no value, and no cost is allocated to those loans or real estate assets. During 1998, we collected $799,926 on notes that we originally assessed as worthless. Because of our original assessment, none of the acquisition costs were allocated to these notes. Collections in the future of this type may be expected to be as successful because they are secured by collateral that is subject to foreclosure. A comparative summary of our collections from inception to date on notes for which no original cost was allocated and notes for which a cost basis was allocated is set forth in the table in "Business-Investment in Discounted Debt Portfolios and Services."


The 155% increase in net revenues from 1997 to 1998 is principally the result of a 171% increase in the net gains on collection on asset pools. This increase is partially due to the strategy change, the timing of settlement negotiations, the resolution of litigation and the sale of a large real estate holding in the purchased asset pools ($1,875,000 selling price and a $1,125,000 net gain). The $167,816 increase (from $281,827 in 1997 to $449,643 in 1998) in commercial real estate revenue is due primarily to rental increases and new leases at our Dallas retail center, and our decision to hold and operate the San Antonio retail center, which caused us to reclassify the asset and its revenues from the purchased asset pools to commercial real estate. We believe the positive effects of our change in collection strategy will be increasingly evident during future periods.


General and Administrative expenses for 1998 increased by $4,775 to $1,548,895 from $1,544,120 in 1997. These expenses were predominantly unchanged because no additional staff was required to generate the increase in revenues.

Interest expense decreased $148,458 in 1998 to $494,142 from $642,600 in 1997. This decrease is due to cash flow being used to reduce debt. Liabilities, exclusive of deferred federal income taxes, decreased $1,746,618 in 1998.


Because of the strategy change in 1997 and the timing in the sale of the large real estate holding, earnings before income tax as a percentage of revenues increased from a 21.4% loss in 1997 to a 55.6% profit in 1998. Collection segment earnings accounted for $2.76 million of the $2.94 million increase in earnings ($2.31 million in 1998 compared to a loss of $.45 million in 1997). The remaining increase is due to increased rental income. Because of the variability in the timing of our revenues and the increased costs in acquiring new assets, we may not be able to sustain such high earnings percentages.


Liquidity and Capital Resources

 We have financed capital requirements with bank debt and borrowings from shareholders and related parties. As of December 31, 1998, we had no outstanding debt to shareholders or related parties. However, on February 1, 1999, the Janke Family Partnership, Ltd. loaned $1.4 million for the acquisition of the Newport assets.


We have a $5,000,000 revolving line of credit with Southwest Bank of Texas, NA. The line of credit is secured by the purchased debt portfolios and foreclosed real estate. As of December 31, 1998, the line of credit had an outstanding balance of $3,303,000 and available credit of $1,697,000. As a result of the acquisition of Newport assets, the balance on the line of credit, as of June 30, 1999, was $4,299,628 with available credit of $700,372. We are in compliance, or have received waivers from the bank in the event of non-conformance, with all of the loan covenants governing the credit facility.




Whenever acquisitions have required more funding than available through our revolving credit facility a major shareholder and/or related parties have provided temporary funding for acquisitions. However, we cannot assure that this funding source will be available in the future.

Our cash requirements for calendar 1999 and in the future will depend upon continued profitable operations and the level of future acquisitions. The net proceeds from this offering, anticipated future profitable operations, and temporary loans from a major shareholder are expected to provide for capital requirements over the course of the next twelve months. We could be required to seek additional financing prior to the end of twelve months, if

plans  or  assumptions   change,there  are  unanticipated  changes  in  business
conditions, or the proceeds of this offering prove to be insufficient to fund operations.

Year 2000 Compliance

We are aware of the issues associated with the year 2000 as it relates to information systems. A new information system certified by the supplier to be Year 2000 compliant was installed in 1998. The cost of the new computers and software was approximately $25,000. Based on the nature of our business, we do not expect to experience material business interruption due to the impact of Year 2000 compliance on our customers and vendors. Since our system is Year 2000 compliant and we are not dependent on vendors, there will not be any significant additional expenditure. Year 2000 issues should not affect our liquidity, financial position, or results of operations.

Accounting Standards

The Financial Accounting Standards Board periodically issues statements of financial accounting standards. In April 1997, FASB issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. We were required to adopt SFAS No. 128 in the year ending December 31, 1998. We have adopted SFAS No. 128 for the year ended December 31, 1998 and for all periods presented.


In June 1997, the FASB issued SFAS No. 130 and 131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards became effective for calendar years beginning after December 15, 1997. We have adopted these standards for the year ended December 31, 1998 and for all periods presented. SFAS No. 130 and 131 will not have a material effect on our financial condition or reported results of operation.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits - An Amendment of FASB Statements No. 87,88, and 106". This Statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other post retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement became effective February 1998. It will not have a material effect on our financial condition or results of operations.

In August 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement, which applies to all entities, requires derivative instruments to be measured at fair value and recognized as either assets or liabilities on the balance sheet. The statement, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 with earlier application encouraged but permitted only as of the beginning of any fiscal quarter beginning after June 1998. Retroactive application is prohibited. We do not believe this statement will be applicable to our financial condition or our results of operations.

In December 1998, the Financial Accounting Standards Board issued SFAS No. 134 "Accounting for Mortgaged-Backed Securities Retained after the Securitization of Mortgage Loans held for Sale by a Mortgage Banking Enterprise", which amends SFAS No. 65. This statement is effective for the fiscal quarter beginning after December 15, 1998. It will not have a material effect on our financial condition or results of operations.

In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts to these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principles. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a material effect on its financial statements.

                                    BUSINESS


Organization, Operations & Strategy

We are a specialty financial services company that commenced business operations in 1994. Our office is located at 700 Louisiana, Suite 2510, Houston, Texas 77002. Our primary business activities are acquiring undervalued financial assets, primarily in the form of discounted commercial debt portfolios and real estate; managing and servicing our purchased asset portfolios; collecting the debt and selling the real estate for profit; and providing short-term funding for real estate projects.


We plan to increase our business through purchases of

undervalued real estate and other assets from business bankruptcies, portfolios of assets being sold by real estate investment trusts, non-performing and under-performing assets from insurance companies, real properties with delinquent property taxes from local taxing authorities, debt portfolios from privately-held entities in the business of acquiring and resolving discounted assets looking for exit strategies which would generate long-term capital gains tax treatment, non-performing debt portfolios from financial institutions, distressed assets in selected foreign markets, and through the increased demand for short-term funding for selected real estate projects.

We plan to maximize utilization of NOLs obtained from the MCorp acquisition by optimizing profitability within the acquired subsidiaries which have NOLs by concentrating future asset purchases within the companies.

Principal Acquisitions

The two acquisitions described below have been our two largest purchases of undervalued financial assets in the last two years.


                  Acquisition of MCorp Subsidiaries and Assets


In March 1989, MCorp Inc., a large bank holding company, filed for protection under the federal bankruptcy laws and in 1994 the bankruptcy court approved a plan of reorganization and liquidation of MCorp. The court ordered that the assets of MCorp be transferred into three grantor trusts for the benefit of the creditors. In July 1997, we acquired, through competitive bid, certain corporate subsidiaries and assets from the MCorp Liquidating Trusts. The following table sets forth a classification of the assets, which were purchased for $1,308,723.


                                                                                      Allocation of
                                                                                     Purchase Price
                                                                                    ------------------
           Cash                                                                        $      427,589
           Paying loans (principal balances of $2,432,000)                                    801,692
           Foreclosed real property (approximate tax assessed value of $189,000)               79,442
           Legal claims with unknown status                                                         0
                                                                                    ------------------
              Total purchase price                                                                  $
                                                                                            1,308,723
              Less: cash acquired                                                             427,589
                                                                                    ------------------
                 Net purchase price                                                                 $
                                                                                              881,134
                                                                                    ------------------


Because of the unknown potential for collection of the legal balances on claims with unknown status, we did not allocate any cost basis to those loans. As of June 30, 1999, we had collected $1,056,758 or about 120% of the net purchase price of the entire asset portfolio by selling some of the foreclosed real estate, collecting some of the paying loans and collecting $174,000 on three of the claims with unknown status. Based on our evaluation of future cash recoveries of the remaining assets as of June 30, 1999, we presently estimate additional recoveries of approximately $1.1 million (excluding interest) from the sale of the real estate and collection of outstanding debt over the next three years. If we attain our projected collections, total recoveries on the MCorp assets would approximate $2.1 million.

Incidental to the acquisition of the assets described above, the entities acquired in the MCorp acquisition had utilizable NOLs and built-in-losses of approximately $55.8 million of which approximately $455,000 was utilized in 1998. We believe that these NOLs, subject to certain possible limitations, may be used to offset future taxable income of the acquired corporations. If we are able to utilize the NOLs, they must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs. Nor can we assure that the Internal Revenue Service will not deny use of all or a part of the NOLs.



                          Acquisition of Newport Assets


On February 1, 1999, we acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, assessment rights and other assets for $2,969,538 - the contract price of $2,875,000 and closing costs of $94,538. The assets were acquired from a liquidating trustee in Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt, $1,400,000 borrowed from our majority shareholder. The balance was paid from available funds. The total purchase price was allocated to the individual asset components based on management's estimate of relative market value.


        The assets acquired include:
                                                                               Acres    Allocated Costs

           Commercial real property
           18-hole golf course                                                  124.53
           Clubhouse, convention center and driving range                        23.34
           Expansion site - 9 holes for golf course                              81.18
           Expansion site - potential golf course                               145.31
           Sales Office                                                           2.00
                                                                               -------
                Sub total                                                       376.36     $1,547,051
                                                                                ------
           Investment real estate
           ----------------------
           Undeveloped acreage                                                  237.39
           311 fully developed lots                                              61.60
           286 undeveloped platted lots                                          56.40
           Platted and unplatted reserves and sales office                       75.54
                                                                               -------
                Subtotal                                                        430.93        479,651
           Amenities

           Swimming pool and 4 tennis courts                                      7.17
           Restricted recreational reserves                                      81.52

                Subtotal                                                         88.69              0
                                                                               -------


           Total acreage                                                        895.98


           Assessment rights on 2,000 residential properties                                  850,000
           Delinquent assessment receivables ($3.2 million legal balances)                     60,619

           Other assets ($ 75,000 estimated fair market value)                                 32,217
                                                                                          -----------

                Total Purchase Price                                                       $2,969,538



The purchase was financed by borrowing $1.475 million from our revolving credit facility with Southwest Bank of Texas, N.A. and $1.4 million from the Janke Family Partnership, Ltd. The Bank recorded a first lien secured by the assets, and the Janke Family Partnership, Ltd. was granted a second lien position. The purchase was made through Rampart Properties Corporation, our wholly-owned subsidiary, to utilize the NOLs attributable to that subsidiary.

Although the golf course, the clubhouse and the convention center will be retained and operated by Rampart as businesses, and their acquisition was material, we have not presented any financial statements for these operations for the period prior to our acquisition. We are not presenting these pre-acquisition financial statements because we believe that changes we are making in the operations would mean that financial information on these operations under their prior owners would not be meaningful. Among the reasons we believe there is a lack of continuity of operations, making that information unmeaningful, are:

Until approximately 1994 the club, comprised of the golf course and the clubhouse, was operated as a private country club. All persons using the facilities had to be members of the club, and paid dues for the use of the club. In 1994 the prior developer converted the club to a mixture of private and public use; there were still members who paid dues to use the club, but non-members could also play the golf course for a daily greens fee. The club continued to operate in this manner while operated by the bankruptcy trustee. Upon the acquisition of the club, we canceled all memberships and began operating the club as a public, daily fee facility (with an "annual greens fee" also being offered). The economics of private, mixed, and public clubs are different.

The prior developer and the bankruptcy trustee operated the club themselves. We have hired a professional golf course management company to operate the golf course and conference center. The management company is compensated with a fixed fee and a percentage of operating profits. The majority of the club employees of the prior developer and the bankruptcy trustee have been replaced by employees of the management company. The management company chose to continue employing some of the golf course maintenance crew and select operational personnel. All management personnel were replaced.

The physical facilities have been substantially changed. We are expending approximately $350,000 to replant new greens, repair the tees and bunkers, and upgrade the course irrigation system. The golf course was in fact shut down for a period of 2 and one-half months for this work.

Similarly, the clubhouse is undergoing substantial renovation, with a total of $850,000 in budgeted improvements. The clubhouse was has been shut down for this work, and will remain shut down until October 1999.

We are making these improvements in the hopes of upgrading the club and therefore attracting more, and different (i.e. more "discerning" golfers and conference center) patrons. We have embarked on an extensive marketing program (which the bankruptcy trustee did not) to try to attract such patrons.



Industry & Competition; History of Operations

Our industry, commonly called the distressed asset business, started approximately ten years ago when the FDIC and the Resolution Trust Corporation began liquidating large portfolios of notes and real estate acquired from failed banks and savings institutions. Initially, there were few participants in the business. The two principal officers of Rampart were active participants at the start-up of the industry and were involved in acquisitions of assets with face values in excess of $400 million while associated with another company. As the industry matured, more knowledgeable and sophisticated investors entered the business. Numerous investment companies and partnerships were established to buy distressed assets. Additionally, bank and other financial institutions have been active purchasers of discounted assets in recent years. Since 1994, according to the FDIC's database, over 300 separate entities have purchased debt and/or real estate portfolios from the FDIC.

Rampart began acquiring distressed debt portfolios and other assets in 1994, primarily on a competitive bid basis from the FDIC and RTC. In 1995 we began acquiring assets from healthy financial institutions, banks, and insurance companies interested in eliminating non-performing assets from their portfolios. These acquisitions were made on both a competitive bid and negotiated purchase basis. In 1996 we began to negotiate purchases of assets, primarily debt and real estate, from bankruptcy estates and liquidating trusts.

In July 1997, we consummated the MCorp acquisition with a net cash outlay of $881,134 in which we acquired paying loans with principal balances of $2.4 million, claims with unknown status with legal balances of approximately $34 million and foreclosed real estate with a cost basis of approximately $189,000. The subsidiaries acquired in the MCorp acquisition had approximately $55.8 million in NOLs and built-in-losses which we believe can be used to offset future taxable income generated by the acquired corporate entities, subject to certain possible limitations.


  On February 1, 1999, we acquired for $2.97 million all the real estate, receivables, and other assets of the bankruptcy liquidation estate of Newport Partners, free and clear of all liens, claims and encumbrances. The assets included developed and undeveloped real estate, an 18-hole public play golf course, 9 partially developed expansion holes, a clubhouse, conference center, furniture, fixtures, inventory, equipment, $3.2 million in delinquent property assessments, and property assessment rights. Simultaneously, we sold the property assessment rights and approximately 88 acres of recreational reserves to the New Property Owners' Association of Newport for an $850,000 note and other consideration. The note is payable interest only for the first year and monthly installments of principal and interest at 10% per annum for 9 years.


Investment in Discounted Debt Portfolios & Services

Our primary business is the acquisition of non-performing financial asset pools, primarily commercial loans and other commercial obligations. These pools are purchased at substantial discounts from their legal balances by competitive bids and negotiated purchases. Sources of discounted financial asset pools are governmental entities, such as the FDIC; financial institutions; insurance companies; bankruptcy estates; and liquidating trusts.

Typically, our discounted financial asset pools contain some or all of the following non-performing loans and other debt obligations, primarily secured; under-performing loans, primarily real estate secured; paying loans, primarily real estate secured; other forms of unsecured debt obligations; real estate; and other assets.

  These financial asset pools are categorized as purchased asset pools. Initially the assets in these pools are classified as collections-in-progress. Collections-in-progress are non-performing claims that are in bankruptcy proceedings, litigation or post-judgment collection status, and are being actively worked for collection. As individual assets are resolved, they are reclassified as paying loans or foreclosed real estate. Paying loans primarily represent previously non-performing claims that have been resolved and are currently paying according to the settlement agreement. Real property foreclosed against a claim is categorized as foreclosed real estate. When Rampart forecloses on assets that it wishes to hold for investment appreciation or commercial operation purposes, it reclassifies those assets to different balance sheet classifications and removes them from the purchased asset pools.


  We currently own paying loans with principal balances totaling $4,741,095 as of June 30, 1999. These loans have a cost basis of $1,484,405 or 31.3 percent of outstanding principal balances. The majority of these notes are secured by real estate and will mature within three to five years.

  Additionally, we have non-performing debt, secured and unsecured, with a cost basis of $1,267,998 as of June 30, 1999. These assets are in various stages of resolution, including litigation and bankruptcy. While there can be no assurance that any recoveries will be realized on these assets, we estimate a minimum recovery of $4.6 million over the next three years.

  Success in this business segment is dependent on management's ability to assess value on the asset pools being purchased, predominantly by review of the seller's records. Because we purchase assets primarily from failed institutions, bankruptcies, and other distressed situations, the information available for review prior to purchase is often aged and incomplete. We allocate the purchase price of the asset pool to each individual asset based on management's assessment of potential collections. During the initial review, we allocate a zero cost basis to those individual notes that appear to have no potential for collection. After the purchase is consummated, subsequent in-depth reviews are performed on each of the note files. Based on the more current information derived from the in-depth reviews, we decide whether or not to pursue collection. Our success in assessing value under these circumstances is shown in the analysis below:



                                                                           Original                      Estimated
                                                               No. of     Cost Basis     Collections     Remaining
                                                               Assets     Allocation       to Date      Collections
                                                               --------- -------------- -------------- ---------------


Assets originally assessed as worthless and subsequently             36       $      0    $ 1,706,697     $ 1,917,989

collected

Assets originally assessed as collectible and subsequently           53        880,103        486,122          10,001

impaired
                                                               --------- -------------- -------------- ---------------

           Subtotal                                                  89      $ 880,103    $ 2,192,819     $ 1,927,990
Assets resolved or in resolution                                  1,469     12,880,105     20,191,365      13,326,310

                                                               --------- -------------- -------------- ---------------

All assets purchased from inception to June 30, 1999              1,558    $13,760,208    $22,384,184     $15,254,299

                                                               --------- -------------- -------------- ---------------


As noted in the schedule above, we have made significant collections ($1,706,697 through June 30,1999) on 36 notes that we initially assessed to be worthless. Conversely, we have written off or written down 53 notes with a cost basis of $880,103 with cumulative collections of $486,122 and expected remaining collections of $10,001, thus realizing a loss of $383,980. Overall, we have collected $1,312,717 in excess of the allocated costs on 89 loans where management's original assessment of value was based on incomplete information. The estimated remaining collections of $1,927,990 are predominantly secured by real estate. We cannot assure that this performance will continue in the future; however, we think our valuation procedures are conservative and therefore should result in valuation exceptions being generally favorable.


Investment in Real Estate and other Assets


A portion of our business is managing real estate and other assets acquired by foreclosure on non-performing debt and real estate purchased below our assessment of market values. We sell the majority of the real estate and other assets in an orderly manner in the marketplace. However, some of our real estate properties, in our opinion, have significant potential for operating income or increased market value. We manage these properties for future liquidation at optimum price levels, and the earnings from these properties are significant contributors to our current profitability. We believe that the ultimate sale of these properties will generate significant future earnings. Only one asset has a cost basis greater than ten percent of total assets. The recently acquired Newport Golf Club and Conference Center cost $1.82 million comprised of $1.54 million of allocated acquisition costs and $282,000 in capital improvements, and represents 19.0% of our total assets.


Some of our more significant real estate properties are summarized below:

                      Classified as Commercial real estate:

Newport Golf Club and Conference Center, Houston, Texas

18 hole championship golf course; 9 expansion holes partially completed; club house and convention center ( 32,000 square feet combined area);allocated acquisition cost of $1.54 million (acquired February 1, 1999); $1.2 million in capital improvements planned, with $282,000 completed as of June 30, 1999; market value of $3 million prior to any capital improvements made, based on recent offer to purchase; held for market appreciation, earnings and future sale.


Retail Center, Dallas, Texas -
40,000 square foot retail center, 100% occupied; $250,000 annual net cash flow; substantial upside potential on rents and market value; cost basis of $390,203 after depreciation; market value of $1,500,000 based on broker's opinion of value; and held for market appreciation, earnings and future sale.

Retail Center, San Antonio, Texas -
15,000 square foot retail center prime location, 100% occupied; $125,000 annual net cash flow; cost basis of $360,000 after depreciation; market value of $1 million based on broker's opinion of value; and held for market appreciation, earnings and future sale.

Classified as Purchased asset pools:

12 acres on South Padre Island, Texas -

undeveloped commercial waterfront property; allocated cost basis on this property is zero; market value of $750,000 based on broker's opinion of value, and currently offered for sale.

Underground storage facility, Montgomery County, Texas -
40,000 square foot underground storage facility; 37 acres of land; cost basis of $75,000; market value of $900,000, based on a broker's opinion of value; and currently offered for sale.






Classified as Investment real estate:


None of our remaining investment real estate has been owned long enough for significant appreciation over original costs.

We classify improved real estate held for appreciation and the production of income as Commercial Real Estate. Revenues from Commercial Real Estate is comprised of rental income and golf and event related income. When a commercial property is sold, the sale amount is recorded as real estate sales. Investment real property is comprised of unimproved real estate purchased and held for sale or appreciation and unimproved real estate reclassified from purchased asset pools and held for appreciation and rental income. Revenues associated with investment real estate are recorded as rental income or real estate sales. Purchased asset pool real estate is improved or unimproved real estate acquired by foreclosure and available for immediate sale. The sale of foreclosed real estate classified as purchased asset pools reflects in the net gains on collections on asset pools.


Environmental Issues

We determine that the properties we foreclose or purchase do not have significant environmental problems before we acquire title to these properties. Some of the real estate acquired had remedial environmental problems. These problems consisted primarily of underground storage tanks and asbestos. When environmental issues are identified, we notify the appropriate state agency and engage a certified environmental consultant/contractor to evaluate and remedy the problem. Once the problems are remedied and the proper certifications are obtained from the agencies, we sell or manage the properties. We have never suffered a loss on a property that had environmental issues. As of the date of this prospectus, the remedial costs have not been significant and we attempt to recover all environmental costs in our selling price.

All of the real estate properties are insured for property damage based on replacement value and all of the properties have liability insurance coverage up to $10 million.

Short-term Funding on Real Estate Projects

A newer business activity includes short-term funding for selected real estate projects. Our typical funding situation requires that

A developer identify and bring to us a potential real estate project; we purchase 100% fee ownership in the real estate; the developer purchase the real estate from us or arrange for sales to third parties, subject to our approval; as compensation for identifying and managing the project, the developer is assigned a net profit interest in the real estate until the sale to a third party, the default date, or the developer purchases the real estate; and the developer's net profit interest decreases pursuant to a contractual timetable and is forfeited on a default date.


In 1998, we acquired land at a cost of $1,100,731 to provide funding for developers. A portion of the projects have been sold for development, leaving $749,842 of investment real estate at June 30, 1999.


Legal Proceedings

We are not parties in any lawsuit, pending or threatened, which management believes should have a material effect on our financial position, liquidity or results of operations.

Employees

We have a permanent staff of seven employees - two executive officers, four professional staff, which includes two administrative officers, and one clerical staff. Additionally, we have established a network of contract due diligence professionals and field support personnel to perform fieldwork and supplement our permanent staff, when needed. We believe that we have solid relationships with our employees. None of our employees are members of any labor union.



Office Facilities

Our corporate offices are located in the Bank of America building (previously the NationsBank building), 700 Louisiana, Suite 2510, Houston, Texas, 77002. We have about 2,000 square feet of office space. Of this space, a major law firm provides about 1,200 square feet to Rampart. We also have use of the law firm's meeting rooms, law library, reception facilities, and other facilities within the firm on an as needed basis. We estimate the fair market value of the provided rental space and facilities to be approximately $1,200 per month. The value of these facilities has not been recognized as either income or expense.
The law firm performs approximately 60% of our legal work and, as an accommodation, provides the space and facilities without charge. The balance of our space is leased on a month to month basis. Additional lease space is available in the event expansion is required.
Currently, we do not have a written lease agreement.

Additional Information


Rampart has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (including any amendments thereto) under the Securities Act with respect to the units offered. This prospectus does not contain all of the information, exhibits, and schedules contained in the registration statement. For further information about Rampart and the units, read the registration statement, the exhibits and any schedules attached. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, you are referred to a copy of each contract, document or exhibit filed with the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement, the exhibits, and the schedules filed with the Commission may be inspected, without charge, at the Commission's public reference facilities. These facilities are located at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549;Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048.



Copies of the materials may also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

As a result of this offering, Rampart will become subject to the reporting requirements of the Exchange Act. Therefore, we will file periodic reports, proxy statements, and other information with the Commission. Following the end of each calendar year, we will furnish our shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants and proxy statements. For the first three quarters of each calendar year, we will provide quarterly reports containing unaudited consolidated financial information.


Rampart has applied for listing of the units on the American Stock Exchange. We cannot assure that our units will be accepted for listing. Our reports, proxy statements, and other information will be available for inspection at the principal office of the Amex at 86 Trinity Place, New York, New York 10006.

                                   MANAGEMENT

Directors and Executive Officers


Our directors and executive officers as of June 30, 1999 are identified below:

                          Name          Age                        Position
                  Charles W. Janke      54    Chairman, Chief Executive Officer, & Director
                  J. H. (Jim)           57    President,  Chief Operating  Officer,  Secretary &
                  Carpenter                   Director
                  Charles F. Presley    50    Vice-President,     Chief    Financial    Officer,

                                              Treasurer & Controller
                  James W. Christian    45    Director
                  James J. Janke        45    Director

Our directors are elected at each annual meeting of shareholders. The officers are elected annually by the board of directors. Officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.


Charles W. Janke was Chairman, President, Chief Executive Officer, and director of Rampart since its organization in March 1994. He relinquished his position as President to Mr. Carpenter effective January 1, 1999 and continues as a director. Prior to the organization of Rampart, Mr. Janke `s primary activity was private investments. During 1992 and 1993, Mr. Janke invested in Laidlaw Holdings, Inc., a securities investment firm. During this period he provided mezzanine and bridge financing for several firms, all of which became listed on the NASDAQ Exchange. Mr. Janke's ownership in Laidlaw Holdings, Inc. was less than 1% and he has no current ownership. During the period 1989 through 1992, Mr. Janke provided acquisition funding for a company that acquired in excess of $400 million in residential mortgage portfolios in association with a major securities firm. After a brief retirement, he funded the start-up of Rampart and became active in its management. For the period 1975 through 1985, Mr. Janke was a stockholder and officer in Centurian National Group, Inc., a cemetery and funeral home holding company, which was acquired by Service Corporation International, a public corporation.


J. H. Carpenter was elected President and Chief Operating Officer in December 1998 to become effective January 1, 1999. He has been Vice President and a director since the organization of Rampart in March 1994. For the period October 1991 through March 1994, Mr. Carpenter was a shareholder and president of two closely held corporations that acquired commercial debt from the RTC. During the period, 1989 to October 1991, Mr. Carpenter was associated with a company that acquired, in conjunction with a major securities firm, purchased and sold over $400 million in residential mortgage portfolios. From 1970 through 1981, Mr. Carpenter was Vice President and Treasurer of Camco, Incorporated, a publicly traded oil tool manufacturing company.


Charles F. Presley was elected Vice President and Chief Financial Officer in December 1998 to become effective January 1, 1999 and has been the controller for Rampart since March 1996. He is responsible for accounting, federal and state tax compliance, internal controls, and also has investigation and litigation support responsibilities. For the 15 years prior to his tenure with Rampart, Mr. Presley was the principal practitioner in a Certified Public Accounting practice in Houston, Texas.


James W. Christian was elected a director of Rampart in December 1998 to become effective January 1, 1999. Mr. Christian is a member of the Houston, Texas law firm, Christian & Smith L. L. P. where he has practiced since 1990. Mr. Christian specializes in litigation, corporate and real estate law.


James J. Janke was elected a director of Rampart in 1996. Mr. Janke is Vice President and General Manager of a top 100 Ford dealership where he has been employed since 1976. He serves on the Board of Directors of the Houston Auto Dealers Association, the Houston Livestock Show and Rodeo, a charitable organization, and the Better Business Bureau of Houston. Charles W. Janke and James J. Janke are brothers.

Outside Directors
We will appoint one director who is not an officer, employee, or 5% shareholder upon conclusion of the offering as designated by the representative of the underwriters. The director nominee designated by the representative of the underwriters is Robert A. Shuey, III. Mr. Shuey is a director and Chief Executive Officer of Institutional Equity Holdings, Inc. (formerly Euromed, Inc.), which owns all of the outstanding stock of Redstone Securities, Inc., the representative of the underwriters in this offering. Mr. Shuey has been a director of Institutional Equity Holdings since July 1996 and Chief Executive Officer since December 1998. Prior thereto, he had been Manager of Investment Banking with Tejas Securities Group, Inc. since September 1997. He has been in the investment banking business for more than the past five years, with National Securities Corporation from September 1996 until August 1997; with La Jolla
Securities  Corporation  from April 1995 until  August  1996,  with  Dillon Gage
Securities Corporation from January 1994 until April 1995 and Dickinson & Co. from March 1993 to December 1993. Mr. Shuey is a member of the Board of Directors of AutoBond Corporation, Westower Corporation and Transnational
Financial Corporation. Mr. Shuey is a graduate of Babson with a degree in Economics and Finance.



Compensation of Directors
Directors  who are also  employees  will not receive any  remuneration  in their
capacity  as  directors.   Outside   directors   will  receive   travel  expense
reimbursement and $1,000 per meeting attended.

Executive Compensation
The following table sets forth the compensation awarded to, earned by, or paid to the Chief Executive Officer and the other officer of Rampart who received compensation of over $100,000 for the fiscal years ended December 31, 1998, 1997 and 1996.:

                                             Summary Compensation Table

           Name and                                                Annual Compensation                All Other
                                                          ---------------------------------

     Principal Position               Fiscal Year              Salary             Bonus             Compensation
---------------------------    ------------------------   ---------------    --------------    --------------------
     Charles W. Janke                   1998                    $132,886                --                      --
     Chief Executive                    1997                     123,562                --                      --
     Officer
                                        1996                     226,824
---------------------------    ------------------------   ---------------    --------------    --------------------
     J. H. Carpenter                    1998                     131,659                --                      --
     President                          1997                     122,437                --                      --
                                        1996                     120,222
---------------------------    ------------------------   ---------------    --------------    --------------------



In the future, we intend to compensate officers in accordance with the recommendations of a compensation committee consisting entirely of outside directors.

Restrictions on Transfer
On January 21, 1999, Charles W. Janke and J.H. Carpenter entered into a Share Transfer Restriction Agreement with Rampart. Janke and Carpenter agreed, for a period of three years and one day from the consummation of this offering, not to sell, assign, transfer, or otherwise dispose of any shares of Rampart in a transaction which would cause an ownership change under Section 382 of the Internal Revenue Code of 1986. Rampart agreed not to issue any new shares of common stock or preferred stock for the same period.

Employment Agreements
We do not have employment agreements with any employees.

Indemnification and Limitation of Liability

As permitted by the Texas Business Corporation Act, we intend to maintain insurance against any liability incurred by our officers and directors in defense of any actions to which they may be made parties by reason of their positions as officers and directors if it can be obtained at a reasonable cost.

Rampart has been advised that it is the position of the Securities and Exchange Commission that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Rampart pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.



1998 Stock Compensation Plan
In December 1998, the board of directors adopted the 1998 Stock Compensation Plan. The plan was also approved by the shareholders in December 1998. Under the plan, up to 375,000 shares of our common stock may be granted as incentive compensation to employees; officers; directors; and consultants to Rampart or any parent, subsidiary or affiliate of Rampart.

          The number of shares reserved and the shares granted are subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The plan will terminate in 2008. Either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options, or both may be granted at the discretion of the board of directors or a committee of the board of directors. The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the board or committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant. The board of directors or committee administering the plan will determine whether each option is to be an ISO or non-qualified stock option,the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option. The holder of an option may pay the option price in cash, shares of Rampart with a fair market value equal to the purchase price, or partly in shares and partly in cash.

The options can only be transferred by will or by the laws of descent and distribution. Except in the case of death, disability or change in control, no option shall be exercisable after an employee ceases to be an employee unless extended for not more than 90 days by the committee. An optionee who was a director or advisor to Rampart may exercise his options at any time within three months after his status as a director or advisor is terminated, unless his termination was due to death or disability. If an optionee's employment as an employee, director, or advisor, is terminated because of permanent disability, the committee shall have the right to extend the exercise period for not longer than one year from the date of termination.

The plan also permits the award of Stock Appreciation Rights to optionees. The committee may award to an optionee, with respect to each share of common stock covered by an option, a related SAR permitting the optionee to be paid the appreciation on the related option. A SAR granted with respect to an ISO must be granted together with the related option. A SAR granted with respect to a non-qualified option may be granted together with or subsequent to the grant of the related option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the related option.

The plan can be amended or terminated at any time. The plan is to be administered by the compensation committee of the board of directors which is composed entirely of directors who are "disinterested persons" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Currently, options have not been granted to anyone.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 1996, Charles W. Janke, Chairman and Chief Executive Officer, and members of his immediate family or trusts loaned funds to Rampart as shown below as part of the funds required to purchase two loan portfolios. The lenders were paid interest and given a participation in the net cash profits of the recovery from the portfolios. Net cash profits for purposes of profit participation were defined as gross collections less direct collection costs.

       Date                   Lending Party                Amount          Stated         Profit         Effective
                                                                          Interest    Participation %  Interest Rate
                                                                            Rate


January 1, 1996      Janke Family Partnership, Ltd.           $100,000      12%                    0%      12.0%
May 22, 1996         C.W. Janke Trust                         $112,500      12%              1.4625%,      27.1%

                                                                                              6.5825%
May 22, 1996         H. Y. Janke Trust                        $112,500      12%              1.4625%,      27.1%
                                                                                              6.5825%
May 22, 1996         Alfred Janke                             $112,500      12%                3.655%      23.9%



All of the above loans , including interest and profit participation of $171,588, were paid in 1997 and 1998.

Furthermore, the Janke Family Limited Partnership, Ltd. has pledged certificates of deposits as collateral for our bank financing. We could not have received the amount of financing without this pledge. In order to compensate the family limited partnership for the reduced yield on the money invested in the certificates and pledged as collateral, we have paid an additional 6% interest per year on the certificates pledged. We paid additional interest of $102,000 in 1997 and $84,000 in 1998, as the amount pledged as collateral has been reduced.

During 1998, InSource Financial  Corporation,  a company owned and controlled by
J. H. Carpenter, President and director, sold its interest in a real estate mortgage and judgment lien to Rampart for $334,000. Rampart collected approximately $375,000 on this mortgage and judgment during 1998. InSource purchased the lien in 1995 for approximately $250,000, including capitalized costs.

In 1998 we sold a property for $525,000 to a consortium of buyers consisting of Mr. Carpenter, Mr. Janke, trusts for two of Mr. Janke's children, the Janke Family Limited Partnership, Ltd., and Southwest Commerce Partners No. 1, Ltd., a partnership in which Mr. Janke has a 25% interest. The sales price was equal to the highest third party offer received on the property. We took 10% interest bearing notes that mature in three years as payment for the property. We purchased the property in 1994 as part of a debt portfolio purchased from the FDIC and allocated a cost basis of $100,000 to the property.

In 1994, Southwest Commerce Partners No. 1, Ltd., a limited partnership in which Mr. Janke has a 25% interest, contributed approximately $52,000 for its interest in the purchase of two portfolios of non-performing debt from the FDIC. The partnership received a 6.25% profit interest in the acquired portfolios. As of December 31, 1998, all of the funds contributed by the partnership have been repaid and the partnership retains a 6.25% profit interest in the assets remaining in the acquired portfolios.


On February 1, 1999, we acquired through Rampart Properties Corporation, our wholly-owned subsidiary, the real estate and other assets from the bankruptcy estate of Newport Partners, LLC for $2,875,000. The Janke Family Partnership, Ltd. loaned $1,400,000 to Rampart Properties Corporation to provide a portion of the funding for the purchase. The balance of the purchase price was advanced by Southwest Bank of Texas, N.A. against our revolving line of credit. The Janke Family Partnership, Ltd. was secured by a real estate note secured by a deed of trust which was secondary to the security interest of Southwest Bank. The real estate note provides for monthly payments of interest only at a 10% annual interest rate, commencing March 31, 1999. As of June 30, 1999, $58,686 of interest had been paid on this note. The maturity date of the note is December 31, 1999. We intend to retire the Janke Family Partnership, Ltd. note from the proceeds of this offering.


We believe that all of the foregoing transactions were on terms no less favorable than would have been received at the time of the transaction if transacted with unaffiliated third parties. Any future transactions between Rampart and its officers and directors, principal shareholders and affiliates, will be approved by a majority of the board of directors, including a majority of the independent, disinterested outside directors. These future transactions will be on terms no less favorable to Rampart than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS


The following table identifies the beneficial ownership of our common stock as of June 30, 1999 by each beneficial owner of more than 5% of the outstanding shares of common stock, each director of Rampart, the named executive officers, and all directors and executive officers as a group.



Unless noted, each beneficial owner has sole investment and voting power for the shares beneficially owned.


                                                                                    Shares Owned
                                                    -------------------------------------------------------------------------
                                                              Prior to Offering                       After Offering
                                                    ---------------------------------- -- -----------------------------------
            Name and Address of Owner                    Number              Percent           Number               Percent
---------------------------------------------       ---------------     --------------    ----------------     --------------


Charles W. Janke (1)                                     1,500,000              66.7%           1,500,000              46.1%
2147 Del Monte, Houston, Texas 77019

J. H. Carpenter (2)                                        750,000              33.3%             750,000              23.1%
700 Louisiana, Suite 2510, Houston, Texas

77002

Charles F. Presley                                          --                                     --
4119 Tasselwood Lane, Houston, Texas 77014

James J. Janke                                              --                                     --
1145 North Shepherd, Houston, Texas 77008

James W. Christian                                          --                                     --
5 Martin Lane, Houston, Texas 77055

                                                    ---------------     --------------    ----------------     --------------
                                                    ---------------     --------------    ----------------     --------------

All Executive Officers and Directors as a                2,250,000             100.0%           2,250,000              69.2%
group (5 persons)

                                                    ---------------     --------------    ----------------     --------------

-----------
(1) Mr. Janke's shares are owned by a family limited partnership in which Mr. Janke is the general partner.

(2) The majority of Mr. Carpenter's shares (600,000 shares) is owned by a family limited partnership. The general partner is a closely held corporation whose stock is owned by trusts for the benefit of Mr. Carpenter's children and grandchildren. Mr. Carpenter is sole director and officer of this corporation and has voting power over its stock. The balance of Mr. Carpenter's shares (150,000 shares) is held by a corporation which is solely owned and controlled by Mr. Carpenter.

                       CERTAIN FEDERAL INCOME TAX MATTERS

The following discussion is a summary of certain of the significant federal income tax matters with respect to the availability of the NOLs acquired by Rampart in the MCorp Acquisition. We have not obtained a private letter ruling from the IRS or an opinion of counsel regarding the availability of the NOLs. The following discussion also does not address any aspect of state and local taxation, including, without limitation, the effect of state law limitations on the use of NOLs. This summary is based on the Internal Revenue Code, Treasury Regulations promulgated and proposed thereunder, judicial decisions, and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could therefore significantly affect the tax consequences described below.

Basis for Availability of NOLs
On  July  10,  1997,  we  acquired  five  corporate  subsidiaries  of the  MCorp
Liquidating Trusts. The five corporate subsidiaries had existing NOLs on the acquisition date. Generally, corporations that have experienced an ownership change under code section 382 can utilize NOLs only to a limited extent. However, there is an exception to the general rule when the loss corporations are under the jurisdiction of a bankruptcy court and the acquiring corporation is a creditor of the entity in bankruptcy. Our ability to utilize the NOLs is based for the most part upon this exception. In addition to the NOLs that may be utilized under the bankruptcy exception, we also have NOLs that are subject to the limitations of code section 382. In addition to code section 382, other limitations arising out of the consolidated federal income tax regulations can also work to limit the use of the NOLs.

How Certain Ownership Changes Effect NOLs

In general, whenever there is a more than 50% ownership change of a corporation during a three-year testing period, the ownership change rules in code section 382 limit the corporation's utilization of pre-change NOLs on an annual basis following the ownership change to the product of the fair market value of the stock of the corporation immediately before the ownership change and the long-term tax exempt rate then in effect (which is an interest rate published monthly by the IRS). A more than 50% ownership change occurs when the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points (determined by value) over the lowest percentage of the corporation's stock owned by the same shareholders during the three-year testing period. In any given year, the annual limitation imposed by section 382 of the code may be decreased by built-in losses or increased by built-in gains realized after, but accruing economically before, the ownership change.

The  effect of the  ownership  change  rules of  section  382 of the code may be ameliorated by an exception that applies in the case of federal bankruptcy reorganizations. Under the bankruptcy exception to section 382 of the code, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor corporation's stock (determined by vote and value), then the general ownership change rules will not apply. Instead, the debtor corporation will be subject to a different tax regime under which NOLs are not limited on an annual basis but are reduced by certain provisions which are not applicable to the MCorp acquisition. However, because the bankruptcy exception is based upon factual determination and upon legal issues with respect to which there is uncertainty, there can be no assurance that the IRS will not challenge the amount or availability of the NOLs of the acquired corporations. Moreover, if the bankruptcy exception applies, the Tax Code provides that any more than 50% ownership change of the debtor within a two year period will result in forfeiture of all of the debtor's NOLs incurred through the date of such second ownership change.

Certain Limitations to Use of NOLs

The regulations provide limits on the use of NOLs when corporations that were members of a former consolidated group join in the filing of a consolidated federal income tax return of another group. Since the MCorp corporations were acquired from a consolidated group, and Rampart will file a consolidated federal income tax return, the separate return limitation year ("SRLY") rules apply to these NOLs. Generally, these NOLs are available only to the extent that the acquired corporation generates taxable income in the Rampart consolidated group. In addition, the SRLY limitations operate after any annual limitations imposed by code section 382.

Rampart's Basis for NOLs Availability

Because of the application of the bankruptcy exception, we believe that the general ownership change rules of section 382 do not apply to limit the utilization of certain of our NOLs. In addition, we believe that we have not experienced a more than 50% ownership change since the prior ownership change. Therefore, our NOLs have not been forfeited under section 382(1)(5)(D). However, while the bankruptcy exception applies to most of the NOLs, the remaining NOLs are subject to the operation of section 382 of the code. In order to prevent a second change in ownership, Rampart's shareholders have agreed to certain restrictions on the transfers of stock within the appropriate time limits.

Our 1997 Consolidated Federal Income Tax Return identified approximately $51.2 million of NOLs. In addition, we have identified approximately $8.4 million of items that had no fair market value as of the acquisition date. These built-in-losses were written off for tax purposes in 1998. The following is a list of our NOLs and built-in losses:

Pre-acquisition NOLs of Rampart                                                                        $  1,400,000

NOLs subject to 382 limitation and SRLY limitations                                                       2,400,000

NOLs and built-in losses not subject to 382 limitation but
subject to SRLY limitations                                                                              55,800,000

Total NOLs and built-in-losses                                                                          $59,600,000

Less: NOLs subject to 382 limitation and SRLY limitations                                                 2,400,000


Less: NOLs estimated to be utilized in 1998 (1)                                                           1,122,000
                                                                                                      -------------
Remaining utilizable NOLs                                                                               $56,078,000
                                                                                                        ===========


-----------

(1) NOLs utilized in 1998 are estimated at $667,000 of pre-acquisition NOLs of Rampart and $455,000 of acquired NOLs.

Although we have $59.6 million in total NOLs, our code section 382 limitation NOLs, for all practical purposes, are not utilizable. Further, we utilized approximately $1,122,000 of NOL in 1998. Hence, we expect $56.0 million of the NOLs to be available. However, the $56.0 million of the NOLs will only be available to the extent that the specific acquired subsidiaries with the NOLs have taxable income in the future to offset their NOLs under the SRLY rules. Since July 1997, all of our acquisitions and asset purchases have been made through our acquired subsidiaries and most of our income is generated through these subsidiaries. We plan to continue to maximize utilization of the NOLs by making acquisitions and purchases through our acquired subsidiaries.

NOLs Expiration Schedule

NOLs can be carried forward for 15 years from the date they arise. If the NOLs are not used within the 15-year period, they expire. The following is a summary of our NOLs and these expiration dates:

                                   Year            Amount
                                  1999            $1,458,000
                                  2000             1,894,000
                                  2001                     0
                                  2002            10,377,000
                                  2003            13,305,000
                                2004 -2013        29,044,000
                                                ----------------
                                                $ 56,078,000
                                                ----------------

Our NOLs and built-in-losses will not fully expire until 2013.

Existing Shareholder Restrictions to Protect NOLs

Certain changes in the ownership of Rampart could cause an additional limitation of the use of the NOLs acquired with the MCorp Corporations. We have taken precautions to prevent these ownership changes from happening. Prior to this offering, Charles W. Janke and J. H. Carpenter were the only two 5% shareholders. If they retain ownership of more than 50% of Rampart for at least three years following this offering, an ownership change causing a limitation on the use of the NOLs will not occur. The shareholders have entered into a Share Transfer Restriction Agreement with Rampart not to reduce their ownership to less than 50% ownership as defined in the code and regulations for three years and one day following this offering.

DESCRIPTION OF SECURITIES

 Units

Each unit consists of two shares of common stock and one warrant. The shares and the warrants included in the units will automatically separate 30 days from the date of this prospectus, after which the common stock and warrants in the units will trade separately.



Common Stock


 We are authorized to issue 10,000,000 shares of common stock, $0.01 par value. As of June 30, 1999, there were 2,250,000 shares of common stock issued, outstanding and held by three holders of record. Shareholders are entitled to share ratably in any dividends paid on the common stock when, as and if declared by the board of directors. Each share of common stock is entitled to one vote. Cumulative voting is denied. There are no preemptive or redemption rights available to shareholders of common stock. Upon liquidation, dissolution or winding up of Rampart, the holders of common stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of common stock and the shares to be issued in this offering will be fully paid and non-assessable.



Redeemable Common Stock Purchase Warrants

The warrants will be issued in registered form under, governed by, and subject to the terms of a warrant agreement between the Company and American Stock Transfer & Trust Company as warrant agent. The following statements are brief summaries of certain provisions of the warrant agreement. Copies of the warrant agreement may be obtained from the Company or the warrant agent and have been filed with the Commission as an exhibit to the registration statement of which this prospectus is a part. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $________per share (112% of the offering price per share) at any time after the common stock and warrants become separately tradable until _______, 2001 (18 months from the date of this prospectus). We may reduce the exercise price of the warrants for a period of at least 20 days. The right to exercise the warrants will terminate at the close of business on ______, 2001. We may extend the exercise period up to an additional 18 months. The warrants contain provisions that protect the warrant holders against dilution by adjustment of the exercise price in certain events, including but not limited to stock dividends, stock splits, reclassification or mergers. A warrant holder will not possess any rights as a shareholder of the Company. Shares of common stock, when issued upon the exercise of the warrants in accordance with the terms thereof, will be fully paid and non-assessable. At any time after the warrants become separately tradable we may redeem some or all of the warrants at a call price of $0.05 per warrant, upon thirty (30) day's prior written notice if the closing sale price of the common stock on the American Stock Exchange has equaled or exceeded $______ ( 150% of the offering price per share) for ten (10) consecutive days immediately preceding the notice of redemption. The warrants may be exercised only if a current prospectus relating to the underlying common stock is then in effect and only if the shares are qualified for sale or exempt from registration under the securities laws of the state or states in which the purchaser resides. So long as the warrants are outstanding, the Company has undertaken to file all post-effective amendments to the registration statement required to be filed under the Securities Act, and to take appropriate action under federal law and the securities laws of those states where the warrants were initially offered to permit the issuance and resale of the common stock issuable upon exercise of the warrants. However, there can be no assurance that we will be in a position to effect such action, and the failure to do so may cause the exercise of the warrants and the resale or other disposition of the common stock issued upon such exercise to become unlawful.

Preferred Stock

The board of directors, without further action by the shareholders, is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value. The preferred shares may be issued in one or more series. The terms as to any series, as relates to any and all of the relative rights and preferences of shares, including without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation will be determined by the board of directors. The issuance of preferred stock with voting and conversion rights could have an adverse affect on the voting power of the holders of the common stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of the common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. We have no plans or commitments to issue any shares of preferred stock. Transfer Agent, Registrar and Warrant Agent The Transfer Agent, Registrar and Warrant Agent for the units, common stock and warrants will be American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                         SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of this offering, we will have 3,250,000 shares of common stock issued and outstanding. Of these shares, the 1,000,000 shares sold in this offering (1,150,000 if the over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, except shares purchased by an "affiliate" (as defined in the Securities
Act) of Rampart. The remaining 2,250,000 shares, will be "restricted shares" within the meaning of the Securities Act. Restricted shares cannot be publicly sold unless registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as that provided by Rule 144 under the Securities Act. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell restricted shares if at least one year has passed since the later of the date such shares were acquired from Rampart or any affiliate of Rampart. Rule 144 provides, however that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of common stock (approximately 32,500 shares following the completion of this offering) or the average weekly trading volume in our shares during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Anyone who is not an affiliate for a period of at least 90 days is entitled to sell restricted shares under Rule 144 without regard to the limitations if at least two years have passed since the date such shares were acquired from us or any affiliate. Any affiliate is subject to such volume limitations regardless of how long the shares have been owned or how they were acquired. After this offering, the two executive officers will own 2,250,000 shares of the common stock. Our officers, directors and shareholder directors will enter into an agreement with the underwriters agreeing not to sell or otherwise dispose of any shares for three years after the date of this prospectus without the prior written consent of the underwriters. We cannot predict the effect, if any, that an offer or sale of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted shares in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

                              PLAN OF DISTRIBUTION

Underwriters


Under the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below and each of the underwriters for whom Redstone Securities, Inc. is acting as the representative, have severally agreed to purchase the number of units set forth opposite its name in the following table.



                       Underwriters                         Number of Units
     Redstone Securities, Inc.


                                                       ======================

                        Total                                        500,000

                                                       ======================





The underwriters have advised us that they propose to offer the units to the public at the initial public offering price per unit set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $___ per unit. These dealers may re-allow $____ to other dealers. The representative will not reduce the public offering price, concession and re-allowance to dealers until after the offering is completed. Regardless of any reduction, we will receive the amount of proceeds set forth on the cover page of this prospectus.

We have granted to the underwriters an option, exercisable during the 45-day period after the date of this prospectus, to purchase up to 75,000 additional units to cover over-allotments, if any. The option purchase price is the same price per unit we will receive for the 500,000 units that the underwriters have agreed to purchase. If the underwriters exercise such option, each of the underwriters will purchase its pro-rata portion of such additional units. The underwriters will sell the additional units on the same terms as those on which the 500,000 units are being sold.

The underwriters can only offer the units through licensed securities dealers in the United States who are members of the National Association of Securities
Dealers, Inc. and may allow the dealers any portion of its nine and three-quarters (9.75%) percent commission.


The underwriters will not confirm sales to any discretionary accounts without the prior written consent of their customers.


Under the terms of the underwriting agreement, the holders of the 2,250,000 restricted shares have agreed that for three years after the date of this prospectus and subject to certain limited exceptions, without the prior written consent of the representative, they will not sell; contract to sell; or otherwise dispose of any shares, any options to purchase shares, or any securities convertible into, exercisable for, or exchangeable for shares.


Substantially all of such shares would be eligible for immediate public sale following expiration of the lock-up periods, and subject to the provisions of Rule 144. However, the holders of such 2,250,000 shares have agreed with Rampart that they will not dispose of their shares to the extent such disposition would jeopardize the NOLs. In addition, Rampart has agreed that until 365 days after the date of this prospectus and subject to certain exceptions, without the prior written consent of the representative, Rampart will not issue; sell; contract to sell; or otherwise dispose of any shares, any options to purchase any shares, or any securities convertible into, exercisable for, or exchangeable for shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants or the issuance of options under its employee stock option plan are not included in the restrictions we agreed to.

We have agreed to pay the representative a non-accountable expense allowance of 2.00% of the gross amount of the units sold ($200,000 on the sale of the units offered) at the closing of the offering. The representative will pay the underwriters' expenses in excess of the 2% allowance. If the expenses of underwriting are less than the 2% allowance, the excess shall be additional compensation to the underwriters. If this offering is terminated before its successful completion, we may be obligated to pay the representative a maximum of $50,000 on an accountable basis for expenses incurred by the underwriters in connection with this offering. In addition to the non-accountable expense allowance, we estimate that we will incur other costs of approximately $200,000 for legal, accounting, listing, printing, and filing fees.

We have agreed that, for a period of five years from the closing of the sale of the units, we will nominate for election as a director a person designated by the representative. If the representative has not exercised that right, the representative shall have the right to designate an observer, who shall be entitled to attend all meetings of the board and receive all correspondence and communications sent by us to the members of the board. The representative has designated Robert A. Shuey, III to be the person who is to be nominated for election as a director or designated as an observer.


The underwriting agreement provides for indemnification among Rampart and the underwriters against certain civil liabilities, including liabilities under the Securities Act. In addition, the underwriters' warrants provide for indemnification among Rampart and the holders of the underwriters' warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act, and the Exchange Act.

Underwriters' Warrants

Upon the closing of this offering, we have agreed to sell to the underwriters for nominal consideration, the underwriters' warrants. The underwriters' warrants are exercisable at 165% of the public offering price for a four-year period starting one year from the effective date of this offering. The underwriters' warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the underwriters and their successors and dealers participating in the offering and/or their partners or officers. The underwriters' warrants will contain anti-dilution provisions providing for appropriate adjustment of the number of shares units subject to the warrants under certain circumstances. The holders of the underwriters' warrants have no voting, dividend or other rights as shareholders of Rampart with respect to shares underlying the underwriters' warrants until the underwriters' warrants have been exercised.


For four years from the one year anniversary of this offering, we have granted to the holders of the underwriters' warrants or underlying shares "piggyback" registration rights with respect to any registration statement we may file, other than in connection with employee stock options, mergers, or acquisitions. The holders of the underwriters' warrants and underlying shares shall have the right to require us to include their shares in such registration statement at our expense.

For the term of the underwriters' warrants, the holders of the warrants will be given the opportunity to profit from a rise in the market value of our shares, with a resulting dilution in the interest of other shareholders. The holders of the underwriters' warrants can be expected to exercise the underwriters' warrants at a time when we would, in all likelihood, be able to obtain needed capital by an offering of our unissued shares on terms more favorable than those provided by the underwriters' warrants. This could adversely affect the terms on which we could obtain additional financing. Any profit realized by the underwriters on the sale of the underwriters' warrants or shares issuable upon exercise of the underwriters' warrants will be additional underwriting compensation.


If the Representative, at his election at any time one year after the date of this prospectus, solicits the exercise of the warrants, the Company will be obligated, subject to certain conditions, to pay the representative, a warrant solicitation fee equal to 5% of the aggregate proceeds received by the Company as a result of the solicitation. No warrant solicitation fees will be paid within one year after the date of this prospectus. No solicitation fee will be paid if the market price of the common stock is lower than the then exercise price of the warrants. No solicitation fee will be paid if the warrants being exercised are held in a discretionary account at the time of their exercise, except where prior specific approval for exercise is received from the customer exercising the warrants and no solicitation fee will be paid unless the customer exercising thee warrants states in writing that the exercise was solicited and designates in writing the representative or other broker-dealer to receive compensation in connection with the exercise. The representative may reallow a portion of the fee to the soliciting broker.


Determination of Offering Price

The initial public offering price was determined by negotiations between the representative and us. The factors considered in determining the public offering price include our revenue growth since organization, the industry in which we operate, our business potential and earning prospects, and the general condition of the securities markets at the time of the offering.

The offering price does not bear any relationship to our assets, book value, net worth or other recognized objective criteria of value.


Prior to this offering, there was no public market for the units, common stock or warrants and we cannot assure that an active market will develop.



Stabilization; Passive Market Making Transactions


Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the units, including overallotment, entering stabilization bids, effecting syndicate covering transactions, and imposing penalty bids.

In connection with this offering, certain underwriters may engage in passive market making transactions in the units on the Amex in accordance with Rule 103 of Regulation M.


American Stock Exchange Listing


We have applied for listing of the units, common stock and warrants on the American Stock Exchange under the trading symbols "RAC.U", "RAC", and "RAC.WS", respectively. The listing is contingent, among other things, upon our obtaining 400 unit holders.




                                  LEGAL MATTERS

  Maurice J. Bates L.L.C., Dallas, Texas, will pass on the validity of the issuance of the units. Wolin, Ridley & Miller L.L.P., Dallas, Texas, will pass on certain legal matters for the underwriters in connection with the sale of the units.



                                     EXPERTS
Pannell Kerr Forster of Texas P. C., independent certified public accountants, has audited our financial statements for the fiscal years ended December 31, 1997 and 1998. Our financial statements are included in this prospectus and registration statement, in reliance upon the report of said firm and upon their authority as experts in accounting and auditing.

                                            RAMPART CAPITAL CORPORATION




                                    Index to Consolidated Financial Statements




                    Interim Consolidated Financial Statements - Unaudited

                                                                                                              Page
Consolidated Balance Sheets as of June 30, 1999 and 1998 ......................................................F-2

Consolidated Statements of Operations for the Three Months
Ended June 30, 1999 and 1998...................................................................................F-3

Consolidated Statements of Shareholders' Equity for the Three Months Ended
June 30, 1999 and 1998.........................................................................................F-4

Consolidated Statements of Cash Flows for the Three Months Ended June 30, 1999
and 1998.......................................................................................................F-5

Notes to Consolidated Financial Statements.....................................................................F-6


                                           Audited Financial Statements

Report of Pannell Kerr Forster of Texas, P.C., Independent Public Accountants.................................F-10

Consolidated Balance Sheets as of December 31, 1998 and 1997..................................................F-11

Consolidated Statements of Operations for the Years Ended December 31, 1998
and 1997......................................................................................................F-12

Consolidated Statements of Shareholders' Equity for the Years Ended December
31, 1998 and 1997.............................................................................................F-13

Consolidated Statements of Cash Flows for the Years Ended December 31, 1998
and 1997......................................................................................................F-14

Notes to Consolidated Financial Statements....................................................................F-15



                                            RAMPART CAPITAL CORPORATION

                                            Consolidated Balance Sheets

                                                    (Unaudited)


                                                                                                June 30,
                                                                                        1998             1999


                                                      Assets

Cash                                                                                 $    134,148      $    176,800
Purchased asset pools, net                                                              4,325,961         3,236,178
Commercial real estate, net                                                               380,570         2,550,784
Investment real estate                                                                    810,102         1,435,579
Notes receivable from related parties                                                     525,000           577,500
Notes receivable other                                                                     -                850,000
Property and equipment, net                                                                15,149           274,103
Other assets                                                                               83,547           473,651
                                                                                      -----------        ----------

Total assets                                                                           $6,274,477        $9,574,595
                                                                                       ----------        ----------


                                       Liabilities and Shareholders' Equity

Notes payable                                                                          $3,603,830        $4,949,000
Notes payable to related parties                                                            7,874         1,400,000
Accounts payable and accrued expenses                                                     154,845           228,165
Income taxes payable                                                                       -                  4,124
Deferred tax liability                                                                    381,500           350,100
                                                                                      -----------       -----------

Total liabilities                                                                       4,148,049         6,931,389
                                                                                       ----------        ----------

Commitments and contingencies

Shareholders' equity
    Common stock ($.01 par value;
       10,000,000 shares authorized;
       2,250,000 shares issued and
       outstanding)                                                                        22,500            22,500
    Retained earnings                                                                   2,103,928         2,620,706
                                                                                       ----------        ----------

Total shareholders' equity                                                              2,126,428         2,643,206
                                                                                       ----------        ----------

Total liabilities and shareholders' equity                                             $6,274,477        $9,574,595
                                                                                       ----------        ----------

               See notes to consolidated financial statements

                                            RAMPART CAPITAL CORPORATION

                                       Consolidated Statements of Operations

                                                    (Unaudited)
                                                                                             Six Months
                                                                                            Ended June 30,

                                                                                       1998                1999


Net gain on collections on asset pools                                               $2,804,569    $     714,429
Real estate sales                                                                             -          343,017
Rental income                                                                           231,619          309,635
Other income                                                                            349              227,752
                                                                                       ---------       ---------

       Total revenue                                                                  3,036,537        1,594,833

Costs of real estate sales                                                                    -         (203,104)
Other costs                                                                                   -          (36,679)
General and administrative expenses                                                    (728,281)      (1,017,047)
Interest expense                                                                       (265,745)        (267,616)
                                                                                  -------------         --------

Income before income tax benefit (expense)                                            2,042,511           70,387

Income tax benefit (expense)                                                           (370,412)          44,035
                                                                                  -------------           ------

Net income                                                                        $   1,672,099    $     114,422
                                                                                  -------------    -------------

Basic net income per common share                                                          $.74             $.05
                                                                                           ----             ----

Diluted net income per common share                                                        $.74             $.05
                                                                                           ----             ----

Average common shares outstanding                                                     2,250,000        2,250,000
                                                                                  -------------     ------------

               See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                 Consolidated Statements of Shareholders' Equity

                                                    (Unaudited)


                                                      Common                 Retained
                                                        Stock                Earnings                  Total

Balance, December 31, 1997                           $    22,500          $      431,829         $      454,329

Net income                                               -                     1,672,099              1,672,099
                                                     -----------          --------------         --------------

Balance, June 30, 1998                               $    22,500          $    2,103,928         $    2,126,428
                                                     -----------          --------------         --------------



Balance, December 31, 1998                           $    22,500          $    2,506,284         $    2,528,784

Net income                                                 -                     114,422                114,422
                                                     -----------          --------------         --------------

Balance, June 30, 1999                               $    22,500          $    2,620,706         $    2,643,206
                                                     -----------          --------------         --------------



                 See notes to consolidated financial statements

                                            RAMPART CAPITAL CORPORATION

                                       Consolidated Statements of Cash Flows

                                                    (Unaudited)

                                                                                              Six Months
                                                                                            Ended June 30,
                                                                                        1998            1999


Cash flows from operating activities
   Net income     $                                                                      1,672,099   $   114,422
   Adjustments to reconcile net income to net cash
      provided (used) by operating activities
         Depreciation                                                                      5,657          22,418
         Accrued interest income                                                          -              (52,500)
         Asset pool costs deducted in net gain on collections                          1,879,278         363,065
         Loan loss reserve                                                               (77,662)         12,225
         Cost of real estate                                                              -              203,104
         Cost of assessment rights sold                                                   -              850,000
         Purchase of asset pools                                                        (597,488)        (60,619)
         Other costs capitalized                                                          -               (2,014)
         Decrease (increase) in other assets                                           (  15,640)          1,801
         Increase (decrease) in accounts payable
            and accrued expenses                                                          27,614         (63,647)
         Increase (decrease) in taxes payable                                             -               (8,500)
         Increase (decrease) in deferred tax liability                                   381,500         (87,900)
                                                                                   -------------   -------------

                  Net cash provided by operating activities                            3,275,358       1,291,855
                                                                                   -------------   -------------

Cash flows from investing activities
   Note receivable from related party                                                   (525,000)        -
   Purchase of commercial real estate                                                     -           (1,828,858)
   Purchase of investment real estate                                                   (585,117)       (537,952)
   Purchase of assessment rights                                                          -             (850,000)
   Purchase of property and equipment                                                     -             (250,042)
                                                                                   -------------   -------------

                  Net cash used by investing activities                               (1,110,117)     (3,466,852)
                                                                                   -------------   -------------

Cash flows from financing activities
   Proceeds from notes payable to related parties                                          7,874       1,400,000
   Payments on notes payable to related parties                                         (331,147)         -
   Proceeds from notes payable                                                           803,830       2,302,711
   Payments on notes payable                                                          (2,533,164)     (1,094,199)
   Proceeds from purchased paying assessments                                             -                9,656
   Financed sale of assessment rights                                                     -             (850,000)
                                                                                   -------------   -------------

                  Net cash provided (used) by financing activities                    (2,052,607)      1,768,168
                                                                                   -------------   -------------

Net increase (decrease) in cash                                                          112,634        (406,829)

Cash at beginning of period                                                               21,514         583,629
                                                                                   -------------   -------------

Cash at end of period                                                              $     134,148   $     176,800
                                                                                   -------------   -------------




                 See notes to consolidated financial statements

                                            RAMPART CAPITAL CORPORATION

                                    Notes to Consolidated Financial Statements

                                                   June 30, 1999

                                                    (Unaudited)



Note 1   -    Notes to Consolidated Financial Statements

              Interim financial information

              The unaudited interim financial statements as of June 30, 1998 and 1999 for the six month periods ended June 30, 1998 and 1999 have been prepared on the same basis as the Company's audited financial statements as of and for the years ended December 31, 1997 and 1998. In the opinion of management, all adjustments, consisting of normal, recurring accruals, necessary to present fairly the financial position of the Company at June 30, 1998 and 1999, and the results of operation and cash flows for the six month periods ended June 30, 1998 and 1999 have been included. The results of operations for such interim periods are not necessarily indicative of the results expected for the full year ending December 31, 1999.

              As permitted by the rules of the Securities and Exchange Commission, the unaudited interim financial statements do not include all disclosures that might normally be required for interim financial statements prepared in accordance with generally accepted accounting principles. The unaudited interim financial statements should be read in conjunction with the audited financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

              Commercial real estate

              As of March 31, 1999, the Company changed the caption for this asset classification from "Commercial rental property" to "Commercial real estate" due to the acquisition during the first quarter of 1999 of real estate which produces operating revenue as opposed to rental revenue (see Note 2). Rents collected on commercial rental property are recognized as rental income as collected, and other revenues from the operation of commercial properties is recognized as earned. Expenses of operating commercial properties are charged to operations as incurred. Sales of commercial real estate are generally recorded using the full accrual method of accounting for sales of real estate, assuming the conditions for recognition are met.

              Other income

              Other income is comprised of interest income, operating revenues from the golf course and convention center acquired in the acquisition described in Note 2, and miscellaneous revenue. Revenue is recognized as earned.

               See notes to consolidated financial statements

Note 2   -    Acquisitions

              On February 1, 1999, the Company acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, assessment rights and other assets for $2,969,583, comprised of the contract price of $2,875,000 and acquisition costs of $94,538. The assets were acquired from a liquidating trustee in Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt and $1,400,000 borrowed from the Company's majority shareholder. The total purchase price was allocated to the individual asset components based on management's estimate of relative market value. None of the purchase price was allocated to the community swimming pool and tennis courts or to the restricted recreational reserves because the costs to rehabilitate these properties to operational status was estimated to exceed the market value of these assets and the restricted usage of these assets impaired market value.

              The assets acquired include:
                                                                                             Acres        Allocated Costs

                      Commercial real estate
                      18-hole golf course                                                    124.53
                      Club house, convention center and driving range                         23.34
                      Expansion site - 9 holes for golf course                                81.18
                      Expansion site - potential golf course                                 145.31
                      Sales Office                                                              2.0
                                                                                          ---------
                           Sub total                                                         376.36            $1,547,051
                                                                                             ------

                      Investment real estate
                      Undeveloped acreage                                                    237.39
                      311 fully developed lots                                                61.60
                      286 undeveloped platted lots                                            56.40
                      Platted and unplatted reserves                                          75.54
                                                                                            -------
                           Sub total                                                         430.93               479,651
                                                                                             ------

                      Amenities
                      Swimming pool and 4 tennis courts                                        7.17
                      Restricted recreational reserves                                        81.52
                           Subtotal                                                           88.69                     0
                                                                                            -------


                         Total acreage                                                       895.98

                      Assessment Rights
                      Assessment rights on 2,000 residential properties                                           850,000

                      Purchased Asset Pools                                          Legal Balances
                      Delinquent assessment receivables                                $3.2 million                60,619

                      Other                                                           Estimated Value
                      Other assets                                                     $     75,000                32,217
                           Total Purchase Price                                                                $2,969,538



                 See notes to consolidated financial statements

              The allocation of $850,000 of the purchase price to the assessment rights (the "Rights") reflected the amount received by the Company, in the form of a note, for the simultaneous resale of the assessment rights to an unrelated buyer (which is the property owners' association for the development). In addition to the note, the Company received other consideration as described below. The buyer acquired the Rights subject to the obligation to perform the required property maintenance. As a requirement to the buyer's purchase of the Rights, the Company also deeded to the buyer the amenities described above to which the Company had allocated no portion of the purchase price because of the needed rehabilitation and restricted usage, subject to the buyer's obligation to expend $150,000 to renovate those amenities.

              The note is secured by a collateral assignment of the Rights, the related assessment receivables, and associated real property foreclosure rights. Interest on the note is payable monthly at 10% per annum through December 1999, at which time monthly principal and interest payments of $12,030 are due through December 2008. The Rights provide the buyer with an enforceable lien on the underlying properties, and the historical and anticipated cash flows from the collection of the fees, which is reasonably assured because of the lien, and provide for the buyer's performance of the required maintenance and the repayment of the note in accordance with its terms. The sale did not require any contingent performance by the Company as a condition of the buyer's repayment of the note and, accordingly, the full amount of the note has been considered in the computation of gain or loss.

              The other consideration received by the Company consisted of a waiver (the "Waiver") of all fees and assessments payable on lots it owns, presently or in the future, within the jurisdiction of the development for which the Rights apply and the option, in certain circumstances, to acquire liens the property owners' association may acquire as the result of future delinquencies in assessment rights. The Waiver includes $75,000 of assessments payable at the time of sale. The present value of future assessments waived is estimated to be $75,000. No accounting recognition was given to the Waiver. Additionally, no accounting recognition was given to the option to purchase future liens because the value of the option cannot be reasonably estimated.

              The resale of the assessment rights resulted in no gain or loss since the $850,000 cost allocated to the assessment rights equaled the amount of the note received from the buyer.

                 See notes to consolidated financial statements

Note 3   -    Net Gain on Collections on Asset Pools

    The net gain on collection on asset pools is comprised of the following:

                                                                                               June 30,
                                                                                          1998            1999
                                                                                   --------------   ----------

                     Collections                                                   $    4,606,185   $    1,089,719
                     Recovery of allocable portion of asset pool costs                 (1,801,616)        (375,290)
                                                                                   --------------         --------
                     Net gain on collections on asset pools                        $    2,804,569   $      714,429
                                                                                   --------------   --------------

Note 4  -     Related Party Transactions

              In January 1999, the Company borrowed $1,400,000 from a family limited partnership of the Company's majority shareholder. Interest on the note is payable monthly at 10% per annum, with the outstanding principal and interest due December 31, 1999. The funds were used to complete the acquisition described in Note 2.

Note 5 -      Segment Reporting

              The Company operates in four business segments (i) purchased asset pools, (ii) commercial real estate, (iii) investment real estate, and (iv) sales financing. The purchased asset pools segment involves the acquisition, management, servicing and realization of income from collections on or sales of portfolios of undervalued financial assets, and in some instances real estate the Company may acquire as part of an asset pool or as the result of foreclosing on the collateral underlying an acquired real estate debt. The commercial real estate segment involves holding foreclosed and acquired improved real estate for appreciation and the production of income. The investment real estate segment involves holding foreclosed and acquired unimproved real estate for future appreciation and acquiring unimproved real estate in conjunction with short-term funding for developers. The sales financing segment is comprised of non-discounted notes held by the Company by virtue of financing the sale of Company assets. The notes are fully secured with real estate or other collateral. Financial information by reportable operating segment is as follows:

                                                      As of and for the six months ended June 30, 1999
                                             Purchased     Commercial     Investment         Sales
                                            Asset Pools    Real Estate    Real Estate      Financing     Totals

         Revenue                          $    714,429    $     413,288  $     382,741   $    84,375   $  1,594,833
         Segment profit                         45,367         (113,812)       120,507        62,360        114,422
         Segment assets                      3,236,178        2,797,554      1,435,579     1,427,500      8,896,811
         Depreciation and amortization           -               17,897          -            -              17,897
         Capital expenditures                   62,633          528,577        537,952        -           1,129,162
         Net interest expense                   97,130          122,410         26,061        22,015        267,616

                                                      As of and for the six months ended June 30, 1998
                                             Purchased     Commercial     Investment         Sales
                                            Asset Pools    Real Estate    Real Estate      Financing      Totals

         Revenue                          $  2,829,424    $     178,613  $      28,500   $    -        $  3,036,537
         Segment profit                      1,597,374           85,384            989       (11,648)     1,672,099
         Segment assets                      4,325,961          380,570        810,102       525,000      6,041,633
         Depreciation and amortization           -                3,052          -            -               3,052
         Capital expenditures                  597,418            -            585,117        -           1,182,535
         Net interest expense                  214,238           16,894         22,965        11,648        265,745


              Reconciliation of reportable segment assets to the Company's consolidated totals as of June 30 are as follows:



              Assets                                                            1998                  1999
              ------                                                       -------------         ---------
                                                                           `

              Total assets for reportable segments                         $   6,041,635         $   8,896,811
              Cash not allocated to segments                                     134,148               176,800
              Other assets not allocated to segments                              98,694               500,984
                                                                           -------------         -------------

              Consolidated total assets                                $       6,274,477         $  9,574,595
                                                                         -      --------   -------------------


                 See notes to consolidated financial statements
                                      F-9

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Rampart Capital Corporation


We have audited the accompanying consolidated balance sheets of Rampart Capital Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.






Houston, Texas
January 29, 1999, except for              PANNELL KERR FORSTER OF TEXAS, P.C.
Note 15, as to which the date
is August 17, 1999

                           RAMPART CAPITAL CORPORATION

                           Consolidated Balance Sheets



                                                                                          December 31,
                                                                                      1997               1998


                                     Assets

Cash                                                                               $     21,514         $   583,629
Purchased asset pools, net                                                            5,530,088           3,558,491
Commercial rental property, net                                                         380,854             732,156
Investment real estate                                                                  224,986           1,100,731
Notes receivable from related parties                                                    -                  525,000
Property and equipment, net                                                              20,522              36,249
Other assets                                                                             67,907             475,452
                                                                                   ------------         -----------

Total assets                                                                         $6,245,871          $7,011,708
                                                                                     ----------          ----------


                      Liabilities and Stockholders' Equity

Notes payable                                                                        $5,333,164          $3,740,488
Notes payable to related parties                                                        331,147              -
Accounts payable and accrued expenses                                                   127,231             291,812
Federal income taxes payable                                                             -                   12,624
Deferred tax liability                                                                   -                  438,000
                                                                               ----------------         -----------

         Total liabilities                                                            5,791,542           4,482,924
                                                                                     ----------          ----------

Commitments and contingencies

Stockholders' equity
    Common stock ($.01 par value;
         10,000,000 shares authorized;
         2,250,000 shares issued and
         outstanding)                                                                    22,500              22,500
    Retained earnings                                                                   431,829           2,506,284
                                                                                    -----------          ----------

         Total stockholders' equity                                                     454,329           2,528,784
                                                                                    -----------          ----------

Total liabilities and stockholders' equity                                           $6,245,871          $7,011,708
                                                                                     ----------          ----------



                 See notes to consolidated financial statements
                                      F-11

                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Operations



                                                                                   Year Ended December 31,
                                                                                       1997              1998



Net gain on collections on asset pools                                                $1,421,319        $3,857,594
Rental and other income                                                                  379,920           744,489
                                                                                     -----------       -----------


       Total revenue                                                                   1,801,239         4,602,083

General and administrative expenses                                                   (1,544,120)       (1,548,895)

Interest expense                                                                        (642,600)         (494,142)
                                                                                    ------------       -----------

Income (loss) before income tax benefit (expense)                                       (385,481)        2,559,046

Income tax benefit (expense)                                                             325,020          (484,591)
                                                                                    ------------       -----------

Net income (loss)                                                                   $    (60,461)       $2,074,455
                                                                                    ------------        ----------

Basic net income (loss) per common share                                         $         (.03)    $          .92
                                                                                 --------------     --------------

Diluted net income (loss) per common share                                       $         (.03)    $          .92
                                                                                 --------------     --------------

Average common shares outstanding                                                      2,250,000         2,250,000
                                                                                    ------------        ----------

                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                 Consolidated Statements of Stockholders' Equity



                                                      Common                 Retained
                                                        Stock                Earnings                  Total

Balance, December 31, 1996                               $22,500            $    492,290           $    514,790

Net loss                                                   -                     (60,461)               (60,461)
                                                    ------------           -------------          -------------

Balance, December 31, 1997                                22,500                 431,829                454,329

Net income                                                 -                   2,074,455              2,074,455
                                                    ------------            ------------            -----------

Balance, December 31, 1998                               $22,500              $2,506,284             $2,528,784
                                                         -------              ----------             ----------



                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Cash Flows



                                                                                    Year Ended December 31,
                                                                                       1997             1998


Cash flows from operating activities
   Net income (loss)                                                                $    (60,461)        $2,074,455
   Adjustments to reconcile net income (loss) to net cash
      provided (used) by operating activities
         Depreciation                                                                     13,852             15,394
         Asset pool costs deducted in net gain on collections                          1,018,956          2,319,364
         Change in loan loss reserve                                                     115,088            (77,662)
         Purchase of asset pools                                                        (299,961)          (504,373)
         Other costs capitalized with asset pools                                       (314,695)          (125,732)
         Decrease (increase) in other assets                                               1,410           (407,545)
         Increase (decrease) in accounts payable
            and accrued expenses                                                        (133,413)           164,581
         Increase in federal income taxes payable                                         -                  12,624
         Increase (decrease) in deferred tax liability                                  (325,020)           438,000
                                                                                     -----------        -----------

                  Net cash provided by operating activities                               15,756          3,909,106
                                                                                    ------------         ----------

Cash flows from investing activities
   Acquisition of subsidiaries, net of cash
      acquired     (881,134)                                                              -
   Purchase of investment real estate                                                     -                (875,745)
   Purchase of property and equipment                                                     -                 (22,423)
                                                                               -----------------        -----------

                  Net cash used by investing activities                                 (881,134)          (898,168)
                                                                                    ------------        -----------

Cash flows from financing activities
   Payments on notes payable to related
      parties                                                                           (100,000)          (331,147)
   Proceeds from notes payable                                                         1,931,601          1,664,334
   Payments on notes payable                                                          (1,003,000)        (3,257,010)
   Financed asset sales to related parties                                                -                (525,000)
                                                                               -----------------        -----------

                  Net cash provided (used) by financing activities                       828,601         (2,448,823)
                                                                                    ------------         ----------

Net increase (decrease) in cash                                                          (36,777)           562,115

Cash at beginning of year                                                                 58,291             21,514
                                                                                   -------------       ------------

Cash at end of year                                                                $      21,514        $   583,629
                                                                                   -------------        -----------

                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                                December 31, 1998




Note 1   -    Nature of Business and Summary of Significant Accounting Policies

              Description of business


              Rampart Capital Corporation (the "Company"), established in March 1994, is a specialized financial services company which acquires, manages, services and realizes income from collection or sale of portfolios of undervalued financial assets, primarily non-performing commercial debt and other forms of legal obligations (purchased asset pools). A significant portion of the debts are secured by real estate or other assets. The purchased asset pools acquired by the Company may also include real estate, or the Company may acquire real estate as the result of foreclosing on the collateral underlying an acquired debt. The Company generally seeks to immediately sell foreclosed real estate, but in some instances may elect to hold a property for appreciation and/or the production of income. The Company purchases these asset pools at substantial discounts from their outstanding legal principal amounts from financial institutions, regulatory agencies and bankruptcy courts. Purchased asset pools are primarily acquired by public sealed bid sales of portfolios of loans, by sealed bid sales limited to a small number of invited participants and by negotiated transactions on behalf of the Company. Additionally, the Company provides short-term funding for real estate projects.


              Basis of consolidation

              The  consolidated  financial  statements  include the  accounts of
              Rampart  Capital   Corporation   and  all  of  its   subsidiaries.
              Intercompany accounts and transactions have been eliminated.

              Purchased asset pools

              Purchased asset pools consist of pools of assets, which, when purchased, are comprised of non-performing debts or other legal obligations which are not performing pursuant to the contractual terms of the underlying agreements (collectively "debt assets"), and in some cases incidental real estate. Each purchased asset pool represents the assets purchased by the Company as a pool in a single transaction. The Company acquires the pools at substantial discounts from the outstanding legal balances under the loan or debt agreements.


              At the acquisition date, the aggregate cost of a purchased asset pool is allocated to individual debt and real estate assets comprising the asset pool at the time of purchase on the basis of management's estimate of relative fair values of the individual debt and real estate assets comprising the asset pool. However, for financial reporting purposes, each asset pool, rather than the individual debt and real estate assets within the asset pool, is treated as the asset, and the individual debt and real estate assets comprising an asset pool remain within that asset pool, except a real estate asset may be removed from the asset pool and reclassified as commercial rental property (developed properties) or investment real estate (unimproved properties) if the Company determines to hold the real estate for appreciation and/or the production of income. Additionally, income and expenses relating to the individual debt and real estate assets comprising an asset pool is recognized, as described below, on the basis of the asset pool as a

Note 1   -    Nature of Business and Summary of Significant Accounting Policies
               (Continued)

              Purchased asset pools (continued)


              single asset, except that the recoverability of the Company's investments in the assets comprising the purchased asset pools is assessed on the basis of individual assets within the asset pool.


              For the purposes of assessing the recoverability of the Company's investment, and additionally to provide information on the progress of resolving and recovering on the individual debt and real estate assets comprising an asset pool, the Company classifies the assets within an asset pool as (i) "Collections-in-Progress", (ii) "Paying Loans", or (iii) "Foreclosed Real Estate". Initially all debt assets acquired in the purchase of an asset pool are classified as Collections-in-Progress. Collections-in-Progress represents non-performing debts assets being actively evaluated for resolution, and debts or judgments that are in bankruptcy proceedings, litigation, or post-judgment collection status. Those debt assets that are resolved by the debtor (i) resuming the payments required under the original agreement, or (ii) executing with the Company a settlement agreement which involves payments to the Company over time, are at that time reclassified as Paying Loans within the asset pool. In those instances where the Company forecloses on the real estate securing either a Collection-in-Progress or a Paying Loan, the asset is reclassified as Foreclosed Real Estate. Additionally, any real estate acquired with the initial purchase of an asset pool is classified as Foreclosed Real Estate. Foreclosed Real Estate is held by the Company for immediate sale. See Note 3.

              The net gain on collections on asset pools represents the excess of any cash proceeds received from an individual debt or real estate asset within an asset pool over an allocable portion of the cost of the related asset pool. Cash proceeds may be a settlement payment, the proceeds from the sale of an asset, or a principal or interest payment under the terms of a debt agreement. No interest income or any other yield component of revenue is recognized separately on any debt asset in an asset pool. Gains from collections on asset pools are recognized as collections are received.

              In computing the gains on collections from asset pools, the aggregate cost of each asset pool is allocated to (recovered against) the collections on that asset pool, based on the previously unrecovered cost of the asset pool and the relationship of the collection income recognized in that period to the aggregate of those collections and the estimated future collections for the assets remaining in that asset pool. As a result, the relationship of collections to the amount of asset pool costs recovered against such collections for an individual asset pool may vary from period to period as the result of (i) changes in the estimates of future collections, and (ii) impairment allowances previously recorded as described below.


              The Company continually assesses the recoverability of its investments in the assets comprising the asset pools, on the basis of the individual assessment of the recoverability of the remaining balance of the investment allocated to each individual debt or real estate asset comprising an asset pool. Consistent with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, the debt assets within the asset pool are assessed



Note 1   -    Nature of Business and Summary of Significant Accounting Policies
                (Continued)

              Purchased asset pools (continued)
              based on the comparison of the investment allocated to the debt asset, net of a pro-rata portion of the asset pool cost already recovered from collections, to the present value of management's estimate of the future cash flows from the debt asset, or, in the case of a Collection-in-Progress debt asset that management estimated will be collected through foreclosure, to the fair value of the underlying collateral. For Paying Loans the estimated future cash flows are discounted to a present value using the interest rate implicit in the difference between the investment in the debt asset and the cash flows to the Company required under the debt agreement being complied with. For Collections-in-Progress debt assets the estimated future cash flows are discounted to a present value using the interest rate implicit in the difference between the investment allocated to the debt asset and management's initial estimate, made at the time the asset pool was purchased, of the cash flows to be recovered. Where such comparisons indicate an excess of the investment over the present value of cash flows or fair value, a impairment allowance (loan loss allowance) is recorded by a charge to operations in the form of a decrease in that period's gains on collections from asset pools. See Note 3.

              Foreclosed Real Estate is assessed on the basis of a comparison of the investment allocated to the real estate asset, net of a pro-rata portion of the asset pool cost already recovered from collections, to management's estimate of the fair value of the real estate, less estimated costs to sell. Where such comparisons indicate an excess of the investment over the fair value, a impairment allowance is recorded by a charge to operations in the form of an increase in that period's asset pool amortization. Through December 31, 1998 the Company has not been required to record an impairment allowance on Foreclosed Real Estate.


              The  Company's  purchased  asset  pools  are  free  of  beneficial interests by, and liabilities of, the transferor of the pool assets. Accordingly, the provisions of SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, do not presently impact the Company's accounting for purchased asset pools.

              Commercial rental property

              Commercial rental property consists of foreclosed real property that management has determined to hold for appreciation and the production of income. The property is reclassified from purchased asset pools at its carrying value when management determines to a hold the property for the appreciation or production of income. The property's carrying value is depreciated over its estimated useful life.


              In the event a commercial rental property's carrying value exceeds the sum of the undiscounted future cash flows from the asset, an impairment allowance is recorded to reduce its carrying amount to the fair value of the property.

Note 1   -    Nature of Business and Summary of Significant Accounting Policies
             (Continued)

              Commercial rental property (continued)

              Rents collected on commercial rental property are recognized as rental income as collected. Sales of commercial rental property are generally recorded using the full accrual method of accounting for sales of real estate, assuming the conditions for recognition are met.


              Investment real estate


              The Company's investment real estate portfolio is comprised of unimproved real estate transferred from purchased asset pools, or acquired for appreciation and, if possible, income, as well as unimproved real estate acquired for the purpose of short-term funding of real estate projects. The Company provides short-term funding by acquiring an undeveloped property which a developer has identified as having development potential. The Company will acquire a 100% fee ownership in the property, and will compensate the developer of identifying the property and managing the sale or development of the project with a profit interest in the project. Properties are not acquired from developers of entities related to developers. Revenues, net of any developer's profit interest, and associated costs are recognized at the time of sale by the Company assuming the criteria for sales recognition are met. The Company does not retain any interest in the real estate upon its sale.


              In the event an investment real estate asset's carrying value exceeds its fair value less estimated costs to sell, an impairment allowance is recorded to reduce its carrying amount to its fair value less estimated costs to sell.

              Property and equipment

              Property  and  equipment  is  stated  at  cost  less   accumulated
              depreciation. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from three to five years. Commercial rental property is depreciated over 40 years.

              Expenditures for major acquisitions and improvements are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Note 1   -    Nature of Business and Summary of Significant Accounting Policies
              (Continued)

              Income taxes

              The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the use of an asset and liability approach for financial accounting and reporting purposes and also requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to be payable or refundable.

              Deferred income taxes are provided for differences in timing in the basis of assets and liabilities for financial reporting and income tax purposes. Basis differences result primarily from the difference between the method used to recognize income and allocable costs related to asset pools for financial reporting purposes, as described above, and the use of the cost recovery method for income tax purposes.

              Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimation of future collections on purchased asset pools used in determining the value of pools of assets within the purchased asset pool and the periodic revaluation for possible loss. Actual results could differ materially from those estimates.

              Concentration of credit risk

              The Company maintains its cash with major U.S. banks and, from time to time, these amounts exceed the Federally insured limit of $100,000. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

              The majority of the debt assets included in the asset pools are concentrated in Texas and substantially all of the real estate is located in Texas.

              Fair value of financial instruments

              SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values of its financial instruments. Fair value estimates, methods and assumptions are set forth below.

              The carrying amount of cash and accounts payable and accrued expenses approximates fair value at December 31, 1997 and 1998 due to the short-term nature of such accounts. The carrying amount of notes receivable from related parties approximates fair value as of December 31, 1998.

Note 1   -    Nature of Business and Summary of Significant Accounting Policies
            (Continued)

              Fair value of financial instruments (continued)

              Purchased asset pools, which are comprised principally of financial instruments, are carried at unrecovered costs, which includes any required impairment allowance. The net carrying value of the purchased asset pools is $5,530,088 and $3,558,491 as of December 31, 1997 and 1998, respectively. The estimated fair value of the purchased asset pools is $15,336,000 and $12,379,000 as of December 31, 1997 and 1998, respectively. The fair value of the asset pools was estimated based on management's estimates of the future cash flows to be derived from the asset pools, discounted to a present value using interest rates that reflect current interest rate and asset risk conditions.

              The Company's notes payable carry both fixed and variable interest rates. Management estimates that the interest rates in effect under both the fixed and variable rate notes approximate the current market rates for instruments with similar terms and credit risk, and that therefore the carrying amount of notes payable approximates fair value.

              Reclassifications

              Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation. These reclassifications had no effect on the 1997 net income or stockholders' equity.

              New accounting standards

              In November 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The provisions of this statement, as amended by SFAS No. 137, are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In December 1998, the FASB issued SFAS No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", which amended SFAS No. 65. This statement is effective for the first fiscal quarter beginning after December 15, 1998. The Company believes that neither standard will have a material impact on their financial statements or disclosures thereto. In April, 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities". SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principles. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a material effect on its financial statements.

Note 2   -    Acquisitions

              During 1997, the Company acquired certain corporate subsidiaries and assets of MCorp Trust, MCorp Financial Trust, and MCorp Management Trust (collectively the "MCorp Trusts"). The MCorp Trusts were created pursuant to a confirmed Plan of Reorganization in the Chapter 11 bankruptcy estates of MCorp, Inc., MCorp Management, Inc., and MCorp Financial, Inc.

              The acquisition (the "MCorp Acquisition") has been accounted for as a purchase. The purchase price of $881,134, net of cash acquired of $427,589, was allocated to purchased asset pools. The results of the operations of the acquired businesses have been included in the Company's consolidated results of operations from the date of acquisition. The impact of these acquisitions on the results of operations for 1997 is not material, except as described in Note 7.


              Additionally,   in  1997,   the  Company   acquired  100%  of  the
              outstanding common stock of two other unrelated entities by executing against a judgment creditor.


Note 3   -    Purchased Asset Pools

               The net gain on collections on asset pools is comprised of the following as of December 31:

                                                                                     1997                1998
                                                                                ---------------    ----------

                  Collections                                                       $2,555,363          $6,099,296
                  Recovery of allocable portion of
                       asset pool costs                                             (1,017,029)         (2,302,401)
                  Impairment adjustments (loan losses)                                (117,015)             60,699
                                                                                   -----------         -----------

                  Net gain on collections
                     on asset pools                                                 $1,421,319          $3,857,594
                                                                                    ----------          ----------

              Purchased asset pools consist of the following at December 31:

                                                                                     1997                1998
                                                                                ---------------    ----------

                  Collections-in-progress                                          $ 1,751,153         $ 1,297,228
                  Paying loans                                                       2,073,552           1,609,666
                  Loan loss allowance                                                 (200,151)           (122,489)
                                                                                  -------------       -------------
                                                                                     3,624,554           2,784,405
                  Foreclosed real estate                                             1,905,534             774,086
                                                                                   -----------        ------------
                  Purchased asset pools, net                                        $5,530,088          $3,558,491
                                                                                    ----------          ----------

              The composition of the Company's debt assets included within purchased asset pool balances are summarized by classification and type of collateral as follows:

                                                                                 Collections-                Paying
                  Type of collateral                                             In-Progress                  Loans

                  Real estate                                                        46.1%                    86.0%
                  Assets other than real estate                                      39.6%                     6.9%
                  Unsecured                                                          14.3%                     7.1%


              Specific allowances for losses on debt assets included in the asset pools determined to be impaired under SFAS No. 114, Accounting by Creditors for Impairment of a Loan amounted to $200,151 and $122,489 at December 31, 1997 and 1998, respectively.
              The related expense amount is a reduction of the net gain on collection on asset pools in the statements of operations. The loan loss allowance related to specific loans which had aggregate carrying amounts of $485,596 and $256,103 at December 31, 1997 and 1998, respectively. The average balance of loans for which the loan loss allowances have been provided was $18,205 and $10,205, respectively for the years ended December 31, 1997 and 1998.


              Activity in the Company's allowance for loan losses for the years ended December 31, is as follows:

                                                                                     1997                  1998
                                                                                ---------------         ----------

                  Allowance at beginning of year                                  $     90,003        $    200,151
                  Additions charged (credited) to operations                           117,015             (60,669)
                  Direct write downs charged against
                      the allowance                                                     (6,867)            (16,993)
                                                                                --------------     ---------------

                      Allowance at end of year                                    $    200,151        $    122,489
                                                                                  ------------        ------------



Note 4   -    Commercial Rental Property

        Commercial  rental property  consists of the following at December 31:


                                                                                     1997                1998
                                                                                ---------------    ----------

                  Commercial rental property                                          $390,203            $750,203
                  Accumulated depreciation                                              (9,349)            (18,047)
                                                                                    ----------           ---------

                  Commercial rental property, net                                     $380,854            $732,156
                                                                                      --------            --------

              Gross rental income from the commercial rental property amounted to $340,629 and $713,286 for 1997 and 1998, respectively.

              Non-cash transaction

              During the year ended December 31, 1998, the Company reclassified a single asset with a cost basis of $360,000 from purchased asset pools to commercial real estate. The cost basis of these assets while held for sale was lower than the fair value less the estimated costs to sell, therefore no allowance had been established by the Company. Accordingly, no basis adjustment was recognized in connection with the reclassification.


Note 5   -    Notes Receivable From Related Parties

              During June 1998, the Company sold a property from its asset pool to related parties in exchange for five notes receivable totaling $525,000. Note principal plus interest at 10% per annum is due June 2001 for each of the notes. The Company recognized $210,000 of asset pool amortization in connection with this sale. The cost basis originally allocated to this property at the time of sale approximated $268,000.

Note 6   -    Property and Equipment

              Property and equipment consists of the Company's furniture and equipment and is recorded at cost. Accumulated depreciation on the Company's furniture and equipment amounted to $35,751 and $42,446 as of December 31, 1997 and 1998, respectively.

Note 7   -    Notes Payable

              Notes payable consist of the following:

              Notes payable
                                                                                            December 31,
                                                                                     1997                1998

              $5,000,000  bank line of credit,  secured by notes  receivable and
              real  estate   comprising   the   purchased   asset  pools  and  a
              shareholder's  certificate of deposit;  principal payable based on proceeds from  disposition and payments  received on the purchased asset  pools;  interest  payable  monthly at the bank's prime rate plus  1.0% per annum  (10% and 8.8% as of  December  31,  1997 and
              1998, respectively), with the remaining unpaid principal and
              interest due December 31, 1999                                        $3,933,164          $3,302,629





Note 7   -    Notes Payable (Continued)


                                                                                            December 31,
                                                                                     1997                1998

              $2,000,000 term note payable to bank,  secured by notes receivable and  real  estate  comprising  the  purchased  asset  pools  and a
              shareholder's  certificate  of  deposit;   principal  payments  of
              $100,000 due quarterly  beginning December 1997;  interest payable monthly  at the  bank's  prime  rate plus 1.5% per  annum.  Entire principal and
              interest paid September 30, 1998                                       1,400,000              -

              $441,705 term note payable to a third party  corporation,  secured by real estate;  principal  and  interest  payments of $24,827 due semi-annually  beginning  December 1998; bearing a stated interest rate of 9.5% per annum, with the
              remaining unpaid principal and interest due June 2002                     -                  437,859
                                                                             -----------------         -----------

                                                                                    $5,333,164          $3,740,488
                                                                                    ----------          ----------


              Notes payable to related parties
                                                                                            December 31,
                                                                                     1997                1998

              Unsecured   promissory   notes  payable  to  various   trusts  and
              individuals  affiliated with a Company officer,  accruing interest at 12% per annum, with all outstanding  principal and interest due
              December 31, 1998, paid
              February 1998                                                        $   331,147              -
                                                                                   -----------   ------------

                                                                                   $   331,147    $         -
                                                                                   -----------    -----------

              Interest paid during 1997 and 1998 on all of the Company's debt instruments, approximated $642,000 and $449,000, respectively, including $152,000 and $90,000 paid to related parties during 1997 and 1998, respectively. Of the amounts paid to related parties during 1997 and 1998, $102,000 and $84,000, respectively, were to a shareholder for the pledge of the shareholder's personal collateral against the Company's notes payable to bank.

              Non-cash transaction

              During the year ended December 31, 1998, the Company acquired investment real estate for $585,117, comprised of a cash payment of $143,412 and a $441,705 non-recourse note payable to the seller.

Note 8   -    Income Taxes

              The deferred tax liability as of December 31, 1997 and 1998 arises from the use of different methods of recognition of costs allocable to asset pools for financial statement purposes and Federal tax purposes. A modified cost recovery method, whereby the allocable costs are recognized in conjunction with collections on individual asset pool components in the ratio of total asset pool acquisition costs to total asset pools collections, is used for financial statement purposes. The cost recovery method is used for Federal income tax purposes. The Company's deferred tax asset as of December 31, 1997 and 1998 consists of net operating loss carryforwards ("NOLs") of approximately $2,481,000 and $56,000,000 which expire from 2008 through 2012.

              At December 31, 1998, based upon further review of the MCorp Acquisition (see Note 2) and completion of the
              Company's 1997 Federal income tax return, management believes the Company has a reasonable position to support full utilization of the NOLs related to the MCorp Acquisition. Accordingly, management believes the Company has available NOLs of approximately $56,000,000 at December 31, 1998.The ultimate realization of the resulting net deferred tax asset is dependent upon generating sufficient taxable income within the appropriate subsidiaries prior to expiration of the NOLs. Due to the nature of these NOLs and since realization is not assured, management has established a valuation allowance relating to the deferred tax asset. The ability of the Company to realize the deferred tax asset is periodically reviewed and the valuation allowance adjusted accordingly.

              Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes. The provision for income tax expense (benefit), consisting entirely of deferred income taxes, is reconciled with the Federal statutory rate as follows:

                                                                                1997                     1998
                                                                       Amount       Rate         Amount      Rate

                Tax at statutory rate                                $(131,064)     (34.0)%    $870,075      34.0%
                Utilization/recognition of net operating
                   loss carryforward                                   (200,000)    (51.9)      (385,484)   (15.1)
                State and other, net                                     6,044      1.6            -           -
                                                                     ------------   -------    --------
                Income tax (benefit) expense                         $(325,020)     (84.3)%    $484,591      18.9%
                                                                     ---------      ------     --------     -----

              Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                                                            December 31,

                                                                                      1997               1998
                                                                                   -------------   ----------

                  Book basis of purchased asset pools,
                     net, in excess of tax basis                                     $(808,543)       $ (1,143,354)
                  Net operating loss carryforwards                                     955,000          19,075,000
                  Valuation allowance                                                 (146,457)        (18,369,646)
                                                                                    ----------        ------------

                  Deferred tax liability, net                                   $     -               $   (438,000)
                                                                                --------------        ------------

              The Company has recorded a valuation allowance against a majority of the deferred tax assets because the realization of the deferred tax assets is contingent on the future profitability of the Company. The changes in the valuation account applicable to the deferred tax asset primarily relate to management's position taken during 1998 with regard to the availability of NOLs related to the MCorp Acquisition (see Note 2).

              Changes in the valuation allowance account are as follows:


                                                                                          December 31,
                                                                                 1997                   1998

              Valuation allowance at beginning of year                  $           -              $     146,457
              Increase (decrease) for the year                                     146,457           (18,223,189)
                                                                             -------------           -----------

              Valuation allowance at end of year                             $     146,457           $18,369,646
                                                                               ------------           ----------

              No income taxes were paid during 1997 or 1998.


Note 9   -    Commitments and Contingencies

              The following is a summary of the NOLs and their expiration dates:


                                      Expiring in

                                    December 31,                      Amount


                                         1999                    $  1,458,000
                                         2000                       1,894,000
                                         2001                          -
                                         2002                      10,377,000
                                         2003                      13,305,000
                                         2004 - 2013               29,044,000
                                                                    ----------


                                                                   $56,078,000


              Litigation

              The Company is involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters should not have a material adverse impact on the financial condition, results of operations or liquidity of the Company. Subsequent to December 31, 1998, the Company evaluated its financial exposure to litigation and environmental risks associated with the debt assets and foreclosed real estate within its asset pools and elected to transfer and realign its assets based upon the element of risk associated with the different types of asset pools. Management believes that this restructuring of its assets within existing corporate entities will provide greater protection of its financial condition.

              Operating leases (as lessee)

              The Company leases vehicles under operating leases which expire November 2000. Future minimum rental payments required by these leases are estimated as follows:

                                      Year Ending
                                    December 31,

                                         1999                        $ 10,000
                                         2000                           9,000
                                                                     --------

                                         Total                        $19,000

              Total expense incurred under these and other month-to-month rental agreements approximated $22,000 and $33,000 during 1997 and 1998, respectively.

              The Company's offices are located in a major downtown Houston office building. A portion of its space is leased to the Company on a month-to-month basis and a portion is provided as an accommodation by the firm providing legal counsel to the Company.

              Operating leases (as lessor)

              The Company has long-term lease agreements with tenants in their San Antonio and Dallas commercial rental property locations. Future minimum payments required under these leases are estimated as follows:

                                      Year Ending
                                    December 31,

                                         1999                     $392,000
                                         2000                      314,000
                                         2001                      154,000
                                         2002                       13,000
                                                                 ----------

                                         Total                    $873,000

Note 10  -    Segment Reporting


              The Company operates in three business segments (i) purchased asset pools, (ii) commercial rental property, and (iii) investment real estate. The purchased asset pools segment involves the acquisition, management, servicing and realization of income from collections on or sales of portfolios of undervalues financial assets, and in some instances real estate the Company may acquire as part of an asset pool or as the result of foreclosing on the collateral underlying an acquired real estate debt. The commercial rental property segment involves holding foreclosed and The investment real estate segment involves holding foreclosed real estate for future appreciation and acquiring unimproved real estate in conjunction with short-term funding for developers.
              Financial information by reportable operating segment is as follows:


                                                            As of and for the year ended December 31, 1998
                                                 Purchased         Commercial        Investment
                Asset Pools                   Rental Property     Real Estate          Totals

              Revenue                             $4,056,507         $449,643           $ 95,933         $4,602,083
              Segment profit                       2,313,308          232,842             12,896          2,559,046
              Segment assets                       4,351,963          732,156          1,100,731          6,184,850
              Depreciation and amortization           -                 8,699             -                   8,699
              Capital expenditures                   691,333           -                 875,745          1,567,078
              Net interest expense                   380,755           42,173             71,214            494,142



                                                            As of and for the year ended December 31, 1997
                                                 Purchased         Commercial        Investment
                Asset Pools                   Rental Property     Real Estate          Totals

              Revenue                             $1,519,412         $281,827       $     -              $1,801,239
              Segment profit                        (453,222)          61,324              6,417           (385,481)
              Segment assets                       5,530,088          380,854            224,986          6,135,928
              Depreciation and amortization           -                 9,349             -                   9,349
              Capital expenditures                 1,498,939           -                  -               1,498,939
              Net interest expense                   581,269           38,555             22,776            642,600

              Reconciliation of reportable segment assets to the Company's consolidated totals as of December 31 are as follows:


              Assets                                                               1997                1998
              ------                                                         --------------      ---------

              Total assets for reportable segments                            $6,135,928                $6,184,850
              Cash not allocated to segments                                      21,514                   583,629
              Other assets not allocated to segments                              88,429                   243,229
                                                                            ------------               -----------

              Consolidated total assets                                      $6,245,871                 $7,011,708


Note 11 -     Stock Split and Preferred Stock Authorization

              In December 1998, the Board of Directors approved (i) an increase in the authorized number of shares of common stock to 10,000,000,
              (ii) a 3,000-for-1 stock split of issued and outstanding common shares and (iii) authorization of 10,000,000 shares of $.01 par value preferred stock. All common shares, per share and option information in the accompanying financial statements has been restated to reflect the effect of the split and change in authorized shares.

Note 12 -     Stock Compensation Plan

              In December 1998, the 1998 Stock Compensation Plan (the "Plan") was approved by the Board of Directors ("Board") and by the shareholders. The provisions of the Plan provide for 375,000 shares of Company common stock to be granted as incentive compensation to employees, officers, directors and/or consultants of the Company and its subsidiaries. The number of shares and the shares granted are subject to adjustment in the event of any change in the capital structure of the Company. Further, the Plan provides for issuance, at the discretion of the Board, of (i) incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or (ii) non-qualified options. The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted, and exercise will be required within 10 years of the grant date. The Plan will terminate in 2008.

              The Plan permits the award of Stock Appreciation Rights ("SARs") to optionees. The Committee may award to an optionee, with respect to each share of Common Stock covered by an option (a "Related Option"), a related SAR permitting the optionee to be paid the appreciation on the Related Option. A SAR granted with respect to an ISO must be granted together with the Related Option. A SAR granted with respect to a non-qualified option may be granted together with or subsequent to the grant of the Related Option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the Related Option.

              There have been no options granted under the Plan.


Note 13  -    Related Party Transactions

              During 1998, the Company acquired, for $334,000, an interest in a real estate mortgage and judgment lien from an entity controlled by a Company officer. Collections are expected to exceed $375,000.

Note 14  -    Revenue Concentrations

              During 1997, the net gain from collections from a single debtor accounted for approximately 10% of the total revenue of the Company. During 1998, the net gain from a single transaction amounted to 23% of total revenue of the Company.

Note 15  -    Subsequent Events

              Public offering

              The Company filed a Registration Statement with the Securities and Exchange Commission ("SEC") in February 1999 for the sale of 1,500,000 shares of common stock. As of August 17, 1999, the Company intends to file an amended Registration Statement with the SEC for the sale of 500,000 units. Each unit is comprised of two shares of common stock and a warrant for the purchase of an additional share at approximately 112% of the initial offering price.

              Asset acquisition (unaudited)

              On February 1, 1999, the Company acquired all of the assets of a bankruptcy liquidation estate, including real estate, receivables, property assessment rights and other assets for $2,969,538. The assets were acquired from the Liquidating Trustee in Federal Bankruptcy Court. The acquisition was financed with $1,475,000 of bank debt and $1,400,000 borrowed from the Company's majority shareholder. The purchase price will be allocated to the individual asset components based on management's estimate of relative market value.

              Condensed pro forma financial information to give effect as if the transaction occurred as of December 31, 1998 is as follows:

                                                      December 31,         Proforma        December 31,
                                                           1998         Adjustments    1998 (Pro forma)

                      Total Assets                       $7,011,708       $2,875,000          $9,886,708
                      Total Liabilities                   4,482,924        2,875,000           7,357,924
                      Shareholders' Equity                2,528,784           -                2,528,784


              The pro forma consolidated income and earnings per share would not have been materially different from the reported amounts during 1997 or 1998 and, accordingly, are not presented.
              The assets acquired include:
                                                                        Acres
                      Real estate
                      18-hole golf course                              124.53
                      Country Club and driving range                    23.34
                      Expansion site - 9 holes for golf course          81.18
                      Undeveloped acreage                              382.70
                      311 fully developed lots                          61.60
                      286 undeveloped platted lots                      56.40

              Asset acquisition (unaudited) (continued)


                                                                          Acres
                      Platted and unplatted reserves                      77.54
                      Pool and 4 tennis courts                             7.17
                      Restricted reserves                                 81.52
                                                                         -------
                         Total acreage                                    895.98

                                                                        Amount
                      Developer's property assessment rights            $850,000
                      Delinquent assessment receivables
                      (Legal balances)                              $3.2 million
                      Other assets                                       $75,000



              In February 1999, the Company sold property maintenance assessment rights ("Rights") for $1,000,000 to an unrelated party in exchange for an $850,000 note and other consideration with an estimated value of $150,000. The Rights were acquired by the Company in conjunction with the acquisition described above.


Note 16 -     Year 2000 Issues

              The Company developed and implemented a plan to modify its information technology to be ready for the Year 2000 and has converted its critical data processing systems. The costs of the conversion were not significant. Management believes that the nature of the Company's business does not give rise to significant exposure from noncompliance by vendors or suppliers. While additional testing will be conducted on its systems through the Year 2000, the Company does not expect the year 2000 issues to have a significant effect on operating activities.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Pursuant to Section 2.02-1 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorneys fees.
         Article  VI of the  Restated  Articles  of  Incorporation  provides  as follows:
         "The Corporation shall indemnify any director or officer, or former director or officer of the Corporation, or any person who may have served at its request as a director or officer of another corporation of which this Corporation owns shares of capital stock or of which it is a creditor to the fullest extent permitted by the Texas Business Corporation act and as provided in the By-laws of the Corporation."
         Article VII of the by-laws provides as follows:
         "Section 1.       Indemnification.
         The corporation shall indemnify its present or former directors and officers, employees, agents and other persons to the fullest extent permissible by, and in accordance with, the procedures contained in Article 2.02 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the articles of Incorporation or By-laws of the corporation, any general or specific action of the board of directors, the terms of any contract, or as may be permitted or required by law."
         "Section 2.       Insurance and Other Arrangements
         "Pursuant to Section R of Article 2.02-1of the Texas Business Corporation Act, the corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent or the corporation or who is or was serving at the request of the corporation a a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, jpin venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his or her status as such person, whether or not the corporation would have the power to indemnify him or her against that liability under article 2.02-1 of the Texas Business Corporation Act." Item 25. Other Expenses of Issuance and Distribution


Estimated  expenses in connection with the public offering by the Company of the securities  offered  hereunder are
as follows:

Securities and Exchange Commission Filing Fee                                                              $6,424.75
NASD Filing Fee*                                                                                            2,432.00
American Stock Exchange Application and Listing Fee                                                        20,000.00
Accounting Fees and Expenses*                                                                              40,000.00
Legal Fees and Expenses                                                                                    80,000.00
Printing*                                                                                                  40,000.00
Fees of Transfer Agent and Registrar*                                                                       5,000.00
Underwriters' Non-Accountable Expense Allowance                                                           200,000.00
Miscellaneous*                                                                                              6,143.25
                                                                                                            --------
Total*                                                                                                   $400,000.00


----------------
*        Estimated.

Item 26. Recent Sales of Unregistered Securities

         There were no transactions by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:.


         Item 27. Exhibits

         Exhibit No      Item

         Exhibit 1.1     Revised Form of Underwriting Agreement.(1)
         Exhibit 1.2     Revised Form of Representative's Warrant Agreement.(1)
         Exhibit 3.1     Restated Articles of Incorporation of the Registrant. (3)

         Exhibit 3.2     Bylaws of the Registrant (3)

         Exhibit 4.1     Form of Warrant Agreement Between Company and American Stock
                         Transfer and Trust Company. (1)

         Exhibit 5.1     Opinion of Maurice J. Bates L.L.C.(3)
         Exhibit 10.1    1998 Stock Compensation Plan (3)
         Exhibit 10.2    Share Transfer Restriction Agreement. (3)
         Exhibit 10.3    Opinion of REOC Corp. as to value of Jefferson Street Property. (3)
         Exhibit 10.4    Opinion of REOC Corp as to value of San Antonio Property. (3)
         Exhibit 10.5    Opinion of John Thobe, M.S. as to value of South Padre Island Property. (3)
         Exhibit 10.6    Opinion of Top Guns Land Company,  Inc. as to value of Montgomery County,  Texas Property.
                         (3)

         Exhibit 10.7    Sixth (current) Amendment to Loan Agreement with Southwest Bank of Texas N. A.(3)
         Exhibit 10.8     Purchase and Sale Agreement for Newport Assets. (3)
         Exhibit 10.9    Copy of Janke Family Partnership, Ltd. Note for Newport Assets purchase. (3)
         Exhibit 10.10   Copy of Purchase Agreement for Newport Assets. (3)

         Exhibit 21      Subsidiaries of the Registrant. (3)
         Exhibit 23.1    Consent of Pannell Kerr Forster of Texas, P. C., Certified Public Accountants.(1)
         Exhibit 23.2    Consent of Maurice J. Bates,  L.L.C.  is contained in his opinion  filed as Exhibit 5.1 to this registration statement.(3)
         Exhibit 23.3    Consent of Robert A. Shuey, III as director-designee. (3)
         Exhibit 27      Financial Data Schedule (1)
         --------------
         (1) Filed herewith (2) To be filed by amendment (3) Previously filed.


Item 28.  Undertakings

         The undersigned registrant hereby undertakes as follows:

         (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (3) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.
         (5) In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
         (6)      For the  purposes  of  determining  any  liability  under  the
                  Securities  Act,  the  information  omitted  from  the form of prospectus  filed  as  part  of a  registration  statement  in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on August 18, 1999.


                                Rampart Capital Corporation.


                         By: /s/ Charles W. Janke
                         Charles W. Janke, Chairman of the Board



                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Charles W. Janke and J. H. Carpenter, and each for them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                 Title                                 Date


/s/ Charles W. Janke                    Chairman of the Board                 August 18, 1999
------------------------
    Charles W. Janke                    (Principal Executive Officer)


/s/ J. H. Carpenter                     President                             August 18, 1999
--------------------
    J. H. Carpenter                     Director


/s/ Charles W. Presley                  Vice President, Chief Financial       August 18, 1999
----------------------

    Charles W. Presley                  Officer, Treasurer
                          (Principal Financial Officer)



/s/ James J. Janke                      Director                              August 18, 1999
------------------

    James J. Janke



/s/ James W. Christian                  Director                              August 18, 1999
----------------------

    James W. Christian
